INFORMATION STATEMENT

2,667,066 SHARES OF DIANA CONTAINERSHIPS INC. COMMON SHARES, $0.01 PAR VALUE

PARTIAL SPIN-OFF OF DIANA CONTAINERSHIPS INC. THROUGH THE DISTRIBUTION BY

DIANA SHIPPING INC.

OF 2,667,066 COMMON SHARES, $0.01 PAR VALUE, OF
DIANA CONTAINERSHIPS INC.

We, Diana Shipping Inc., are sending you this information statement because we are completing our partial spin-off of Diana Containerships Inc., a majority-owned subsidiary of ours which we refer to as Diana Containerships.  We are completing this spin-off by distributing in the form of a dividend 0.032542731 common shares, par value $0.01, of Diana Containerships, to which we refer as the Diana Containerships Shares, for each share of our common stock.  As of the date of this information statement, we have a total of 81,955,813 issued and outstanding common shares.  We expect to distribute a total of 2,667,066 Diana Containerships Shares to our shareholders in this manner, which represents 80% of our interest in Diana Containerships, and which, immediately following the distribution, will represent ownership of approximately 44% of Diana Containerships.

The distribution is expected to be effective as of January 18, 2011, to holders of record of our common stock as of 5:00 p.m. EST on January 3, 2011.

Diana Containerships currently owns two containerships which it charters under long-term, fixed rate charters to third parties.  Our board of directors has determined that it would be in the best interests of our shareholders to distribute a portion of the Diana Containerships common shares that we currently own.  Following the completion of the partial spin-off, we will own 666,767 Diana Containerships Shares, or approximately 11.0% of Diana Containerships's outstanding common shares.  The Diana Containerships Shares began trading on the Nasdaq Global Market on a "when-issued" basis under the ticker symbol "DCIXV" on January 3, 2011.

No vote of our shareholders is required in connection with this spin-off.  You will not be required to pay cash or provide any other consideration or to surrender or exchange any shares of Diana Shipping Inc. common stock in order to receive the distribution of Diana Containerships Shares.  Therefore, you are not required to take any action.

We are sending you this information statement, which contains additional information about Diana Containerships and the terms of this spin-off, for your information only.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless otherwise noted, in this information statement, "we", "us", "our", "Diana Shipping" or the "Company" refer to Diana Shipping Inc., a Republic of the Marshall Islands corporation.  Diana Containerships refers to Diana Containerships Inc., a Republic of the Marshall Islands corporation, and, where applicable, its subsidiaries.  Unless otherwise indicated, all references to "dollars" and "$" in this information statement are to, and amounts are presented in, U.S. dollars.

Taxation of the Partial Spin-Off to U.S. Holders

The distribution of Diana Containerships Shares or cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Diana Containerships Shares received by a U.S. Holder, as defined within the section of this information statement entitled "Taxation", and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder.  You should treat the effective date of the partial spin-off as the date of the dividend. Please see the section of this information statement entitled "Taxation—United States Federal Income Tax Considerations — Taxation of the Partial Spin-Off to U.S. Holders" for additional information.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Diana Containerships Shares to be issued to you pursuant to this distribution or determined if this information statement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this information statement is January 4, 2011.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	iv
ENFORCEABILITY OF CIVIL LIABILITIES	iv
INDUSTRY AND MARKET DATA	iv
SUMMARY OF THE INFORMATION STATEMENT	1
THE PARTIAL SPIN-OFF	8
RISK FACTORS	9
INFORMATION ABOUT THE PARTIAL SPIN-OFF OF DIANA CONTAINERSHIPS INC.	27
DIVIDEND POLICY	29
SELECTED FINANCIAL DATA	30
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
INFORMATION ABOUT DIANA CONTAINERSHIPS INC	41
MANAGEMENT	54
SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT	58
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	59
DESCRIPTION OF CAPITAL STOCK	60
REPUBLIC OF THE MARSHALL ISLANDS CORPORATION CONSIDERATIONS	66
REGISTRATION RIGHTS	70
TAXATION	73
WHERE YOU CAN FIND ADDITIONAL INFORMATION	81
LEGAL MATTERS	81
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	81
NOTICE TO SHAREHOLDERS	81
INDEX TO FINANCIAL STATEMENTS	F-1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains "forward-looking statements." All statements in this document that are not statements of historical fact or present facts or conditions are forward-looking statements. These forward looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "anticipate," "estimate," "intend," "project," "forecast," "plan," "potential," "may," "should," "expect" or similar terms and includes assumptions, expectations, projections, intentions and beliefs about future events. Forward-looking statements include, but are not limited to, such matters as:

•	our or Diana Containerships's future operating or financial results;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses of us or of Diana Containerships;

•	statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

•	our ability or the ability of Diana Containerships to obtain additional financing;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipating developments with respect to litigation.

Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this information statement entitled "Risk Factors."

ENFORCEABILITY OF CIVIL LIABILITIES

Diana Containerships is a Marshall Islands corporation and its principal administrative offices are located outside the United States in Athens, Greece. A majority of its directors, officers and the experts named in this information statement reside outside the United States. In addition, a substantial portion of Diana Containerships's assets and the assets of its directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon Diana Containerships or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Diana Containerships or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

INDUSTRY AND MARKET DATA

Some of the industry and market data used throughout this information statement were obtained through our research or the research of Diana Containerships, surveys and studies conducted by third parties and industry and general publications.  We believe that this information is accurate.  However, neither we nor any of our respective affiliates have undertaken any independent investigation to confirm the accuracy or completeness of such information.

SUMMARY OF THE INFORMATION STATEMENT

This summary highlights selected information disclosed in greater detail elsewhere in this information statement.  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this information statement and by the documents summarized in this information statement. You should carefully read this entire information statement and should consider, among other things, the matters set forth in "Risk Factors" relating to your ownership of Diana Containerships's common shares.

We use the term TEU in describing the size of containerships. TEU is a standard measure of a containership's cargo-carrying capacity used in the container shipping industry. It means the space that would be occupied by a container having the International Organization for Standardization's standard external dimensions, the length of which is 20 feet, the height of which is 8.5 feet and the width of which is 8.0 feet.

Diana Containerships Inc.

Diana Containerships Inc. is a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010, to pursue vessel acquisitions in the container shipping industry. We, a global provider of drybulk transportation services, own approximately 55% of the outstanding common stock of Diana Containerships as of the date of this information statement.  In April 2010, Diana Containerships completed the sale, with FBR Capital Markets & Co. acting as initial purchaser/placement agent, of an aggregate of 5,892,330 common shares in a private transaction, which we refer to as the private offering, with net proceeds of $85.3 million to Diana Containerships, including the sale of 290,000 common shares pursuant to the exercise of FBR Capital Markets & Co.'s option to purchase additional shares.  We purchased $50.0 million of Diana Containerships's common shares in the private offering. Diana Containerships has also issued a total of 213,331 common shares to its executive officers pursuant to its 2010 Equity Incentive Plan that was adopted at the time of the private offering.

On June 8, 2010, Diana Containerships, through its wholly-owned subsidiaries, entered into memoranda of agreement to purchase two newbuilding containerships, from a third-party seller, each with a carrying capacity of approximately 3,426 TEU, for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, based on the U.S. Dollar to Euro exchange rate at the time of delivery) excluding any predelivery expenses. Diana Containerships took delivery of the vessel Sagitta on June 29, 2010 following which the vessel commenced time charter employment with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months from commencement of the charter at a gross daily rate of $16,000.  Diana Containerships took delivery of the Centaurus on July 9, 2010, following which the vessel commenced time charter employment with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400.  On September 4, 2010, following the expiration of this time charter, the vessel was delivered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days from commencement of the charter at a gross daily rate of $20,000. On July 7, 2010, Diana Containerships, through its wholly owned subsidiaries, entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million. Diana Containerships has drawn down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships and it is permitted to draw down one more advance for each of its two vessels up to the lower of (a) $10.0 million and (b) 25% of the market value of the relevant ship.  Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Diana Containerships's Fleet

Set forth below is summary information concerning Diana Containerships's fleet as of November 15, 2010.

Vessel Name	Size	Built	Delivery Date (1)	Charter Expiration (2)	Gross Daily Rate (4)

Sagitta	3,426 TEU	June 2010	June 30, 2010	Mar. 30, 2011 – Jun. 30, 2011 (3)	$16,000
Centaurus	3,426 TEU	July 2010	Sept. 4, 2010	Jul. 21, 2012 – Oct. 19, 2012	$20,000
Total	6,852 TEU
_____________
(1) Date delivered from the owners to the charterers.
(2) Dates reflect the charterer's optional period to re-deliver the vessel.
(3) Charterers have the right to add the off hire days, if any, to the duration of the charter and therefore the optional period may be extended.
(4) Gross daily rates presented do not include commissions payable to third parties of 4.25% of total charterhire in respect of the Sagitta and 1.25% of total charterhire in respect of the Centaurus.

Diana Containerships's Management Team

Diana Containerships's management team is responsible for the strategic management of that company, including the development of its business plan and overall vision for its operations. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels.  Diana Containerships has entered into an Administrative Services Agreement with a wholly-owned subsidiary of ours, Diana Shipping Services S.A., whom we refer to as DSS or the Manager, pursuant to which the Manager provides administrative services to Diana Containerships.  DSS also provides commercial and technical vessel management services to Diana Containerships through separate vessel management agreements between the Manager and each of Diana Containerships's vessel-owning subsidiaries.

We and Diana Containerships have entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements Diana Containerships enters into with DSS, and for six months thereafter, Diana Containerships will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and we will not acquire or charter any vessel, or otherwise operate in, the containership sector.

Diana Containerships's management team is comprised of four executive officers of Diana Shipping led by Mr. Symeon Palios, its Chairman and Chief Executive Officer; Mr. Anastasios Margaronis, Diana Containerships's President and a director; Mr. Ioannis Zafirakis, Diana Containerships's Chief Operating Officer, Secretary and a director; and Mr. Andreas Michalopoulos, Diana Containerships's Chief Financial Officer and Treasurer.  Diana Containerships's management team is responsible for identifying assets for acquisition and for the operation of its business in order to build its fleet and effectively manage its growth.

Diana Containerships's Manager

DSS performs commercial and technical management services for Diana Containerships's vessels.  DSS also manages Diana Shipping's drybulk carrier fleet. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing Diana Containerships's relationships with charterers, obtaining insurance coverage for Diana Containerships's vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Diana Containerships's Manager also provides to it accounting, administrative, financial reporting and other services necessary for the operation of its business. Pursuant to the Administrative Services Agreement, Diana Containerships pays its Manager a monthly fee of $10,000 for administrative services. Diana Containerships, through its vessel-owning subsidiaries, has entered into vessel management agreements with DSS for the provision of commercial and technical management services for the vessels in its fleet. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. Pursuant to a Broker Services Agreement, dated June 1, 2010, the Manager has appointed Diana Enterprises Inc., or Diana Enterprises, a related party, as broker to assist the Manager in providing services to Diana Containerships.  Under the Broker Services Agreement, the Manager pays a commission of $1,040,000 per year to Diana Enterprises.  Diana Containerships reimburses this cost to the Manager pursuant to the Administrative Services Agreement. We believe that the above-mentioned fees and commissions are consistent with fees and commissions charged by third party managers and are consistent with fees and commissions charged by DSS to Diana Shipping. Please see "Information About Diana Containerships—Administrative Services Agreement," "Information About Diana Containerships—Broker Services Agreement" and "Information About Diana Containerships—Vessel Management Agreements."

Diana Containerships's Arrangements with its Affiliates

Diana Containerships was formed on January 7, 2010, as a wholly-owned subsidiary of ours.  Diana Containerships sold 3,333,333 common shares to us in the private offering for a consideration of $50.0 million.  Pursuant to a registration rights agreement dated April 6, 2010, between Diana Containerships, FBR Capital Markets & Co. and us, Diana Containerships has agreed to register the resale of the common shares owned by us.  See "Registration Rights." As of the date of this information statement, we own approximately 55% of Diana Containerships's common shares.  Diana Containerships has also entered into an Administrative Services Agreement and Broker Services Agreement, and through its vessel-owning subsidiaries, vessel management agreements for each of its vessels, with a related party to us, as described above.

Diana Containerships has issued an aggregate of 213,331 restricted common shares to its executive officers pursuant to the 2010 Equity Incentive Plan.  Of these shares, 25% have vested and the remaining shares vest ratably over three years. In the event Diana Containerships completes an initial public offering, we have been advised that Diana Containerships expects to issue an additional 53,333 restricted common shares to its executive officers pursuant to the 2010 Equity Incentive Plan of which 25% will vest upon the grant of such shares, and the remainder will vest ratably over three years from their date of grant. See "Management—2010 Equity Incentive Plan."

Potential Conflicts of Interest

Diana Containerships's management team is comprised of four executive officers who are also executive officers of ours.  Three of Diana Containerships's executive officers serve both on the board of directors of Diana Containerships and on our board.  Diana Containerships's officers and directors have fiduciary duties to manage its business in a manner beneficial to it and its shareholders.   Those individuals also have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Containerships and us are in conflict. Although we are contractually restricted from competing with Diana Containerships in the containership industry, there may be other business opportunities for which we may compete with Diana Containerships such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on Diana Containerships's business. In addition, Diana Containerships is contractually restricted from competing with us in the drybulk carrier sector, which limits its ability to expand its operations.

Industry Trends

Current Market Dynamics in the Container Shipping Sector

The volume of container trade decreased in 2009 for the first time in recent history, due to the severity of the worldwide recession. For the year as a whole, the volume of global container trade was approximately 10% below that of the corresponding period in 2008. As a result of declining volume and falling rates, global carrier revenues in 2009 were approximately 35% below those of 2008. For the global container industry (excluding the non-operating owners), losses were in excess of $22 billion in 2009, which make 2009 the worst year in the recent history of the industry in terms of losses. However, market conditions improved during the first half of 2010 in tandem with renewed growth in the world economy.

The size of the newbuilding orderbook increased rapidly in the period from 2006 to 2008, when strong freight rates encouraged high levels of new ordering. As of July 30, 2010, newbuilding containerships with an aggregate capacity of 3.97 million TEU were on order, representing 29.8% of the total capacity of the existing cellular containership fleet.

Declining volumes and increasing containership supply led to a decline in containership time charter rates and asset values during 2009 and early 2010. One-year time charter rates for a 3,500 TEU containership declined by 78% from 2007 to 2009.  Secondhand containership values  dropped by more than 50% between late 2007 and early 2010. However, while certain analysts believe that the containership shipping sector is likely to remain volatile, others point to economic indicators that suggest both rates and secondhand values stabilized in the first part of 2010, and in some cases rates  increased.

At the beginning of the third quarter of 2010, the various containership markets had stabilized. Since early July the average charter rates  increased approximately 12.5% and asset values  gained a mere 9%. However, between early July and early October 2010, the average freight rates for shipments from Shanghai dropped  by 17%.

During the third quarter of 2010, there was a reduction in confidence compared to the first half of the year but the market has been supported by a combination of strong trade flows and continued supply restraint.  At the start of 2010, an estimated 340 ships of 1.8 million TEU were scheduled for delivery. By the end of September 2010, 225 ships (1.1 million TEU) were reported to have been delivered. During the third quarter of 2010 nearly 550,000 TEU entered service and by the end of 2010 it is estimated that about 1.45 million TEU were delivered.

Improved market conditions have led to a slowing of scrapping. Approximately 145,000 TEU were broken up during the first half of 2010 but the third quarter saw a mere 20,000 TEU sent to the scrap yards.  According to industry sources, it is expected that demolitions will reach 150,000 TEU in 2011.

Market Catalysts

Historically, growth in container trade volumes has been driven primarily by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. GDP serves as an indicator of prospective container volumes. While below early predictions, global GDP increased in 2010 compared to 2009.

Since reaching a peak in late 2008, new ordering has slowed and the containership orderbook has declined in size due to a combination of deliveries, cancellations and conversions to other types of vessels. As the order book  stood at the end of 2010, it was estimated that about 75 ships with a total container carrying capacity of about 350,000 TEU were scheduled to be delivered during the fourth quarter of 2010. Some deliveries were expected to be delayed but most of the ships were expected to be delivered on time.  According to industry sources, deliveries in the fourth quarter  were expected to come to about 275,000 TEU.  In the medium term, it is expected that the industry will suffer from a modest over supply of tonnage of about 150,000 TEU, after taking into account a small offset for slow steaming (discussed below). Looking further ahead, while pressure might be brought to bear on the post-Panamax sector, the smaller vessel trades are expected to experience a tonnage shortage.

Other factors can help improve the demand for containerships over and above volume demand growth. One of these factors is slow steaming, which is the slowing down of a vessel's speed to reduce fuel consumption, greenhouse gas emissions as well as operational costs. For example, in a high fuel price environment, liner companies may find it cost-effective to operate more vessels at slower speeds on a given route, in order to save on fuel costs, thus increasing demand for container vessels.

Dividends

Diana Containerships has not paid any dividends to date.  The payment of dividends by Diana Containerships will be subject to any limitations contained in its loan agreement and the requirement of Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

We have been advised that Diana Containerships's board of directors will consider the payment of quarterly dividends, in such amounts as determined by its board of directors in its discretion.

Taxation of the Partial Spin-Off to U.S. Holders

The distribution of Diana Containerships Shares or cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for United States federal income tax purposes.  The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Diana Containerships Shares received by a U.S. Holder, as defined within the section of this information statement entitled "Taxation", and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder.  You should treat the effective date of the partial spin-off as the date of the dividend.

A U.S. Holder's basis for federal income tax purposes in the Diana Containerships Shares received in the partial spin-off will be equal to the fair market value of such shares on the date of the partial spin-off.  A U.S. Holder's holding period for federal income tax purposes in the Diana Containerships Shares will begin on the day of the partial spin-off.

The distribution of Diana Containerships Shares or cash in lieu thereof to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") may be treated as "qualified dividend income" taxable at a maximum rate of 15% to such holder if the U.S. Individual Holder has held his Diana Shipping common shares on which the distribution is made for more than 60 days during the 121-day period beginning 60 days before the Diana Shipping common shares become ex-dividend, on January 19, 2011, with respect to the partial spin-off and certain other requirements are satisfied.  The distribution of Diana Containerships Shares or cash in lieu thereof will be treated as ordinary income to a U.S. Holder of Diana Shipping shares, if such distribution is not treated as "qualified dividend income."  Please see the section of this information statement entitled "Taxation" for additional information.

Corporate Structure

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of its vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the following subsidiaries: Likiep Shipping Company Inc. and Orangina Inc., each of which is incorporated under the laws of the Republic of the Marshall Islands.

Diana Containerships maintains its principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Its telephone number at that address is 011 30 210 947 0000. Its office space is provided to it by DSS pursuant to its Administrative Services Agreement with DSS.

Recent Developments—Unaudited Third Quarter and Period from January 7, 2010 (Inception Date) to September 30, 2010 Results

The tables below set forth Diana Containerships's (1) unaudited results for the three months ended September 30, 2010 and for the period from January 7, 2010, when Diana Containerships was formed, to September 30, 2010; (2) Diana Containerships's unaudited financial position as of September 30, 2010 and (3) Diana Containerships's unaudited cash flows for the three months ended September 30, 2010 and for the period from January 7, 2010 to September 30, 2010. These unaudited results for the periods shown below are the responsibility of Diana Containerships's management. This summary is not meant to be a comprehensive statement of Diana Containerships's unaudited financial results for these periods and these results are not necessarily indicative of Diana Containerships's results for future periods.

Summary of Selected Financial & Other Data
	Three Months Ended September 30, 2010	For the period from January 7 (inception date) to September 30, 2010
Expressed in U.S. Dollars, except for Fleet Data	(unaudited)	(unaudited)

INCOME STATEMENT DATA:
Voyage and time charter revenues	$2,421,394	$2,422,716
Voyage expenses	123,173	148,287
Vessel operating expenses	1,312,381	1,687,930
Net loss	50,682	1,985,758
FLEET DATA
Average number of vessels	1.9	0.7
Number of vessels	2.0	2.0
Weighted average age (in years)	0.3	0.3
Ownership days	176	177
Available days	176	177
Operating days	168	168
Fleet utilization	95.5%	94.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$13,058	$12,850
Daily vessel operating expenses (2)	$7,457	$9,536

_______________
(1)
Time charter equivalent rates, or TCE rates, are defined as Diana Containerships's voyage and time charter revenues less voyage expenses during a period divided by the number of our available days, as defined in the section of this information statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days, as defined in the section of this information statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", for the relevant period.

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in U.S. Dollars, except for share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30, 2010	For the period from January 7, 2010 (inception date) to September 30, 2010

REVENUES:
Voyage and time charter revenues	$2,421,394	$2,422,716

EXPENSES:
Voyage expenses	123,173	148,287
Vessel operating expenses	1,312,381	1,687,930
Depreciation	706,633	714,519
Management fees	90,000	113,000
General and administrative expenses	787,181	2,577,158
Foreign currency gains	(802,977)	(1,045,467)
Operating income / (loss)	205,003	(1,772,711)

OTHER INCOME (EXPENSES):
Interest and finance costs	(265,853)	(265,853)
Interest Income	10,168	52,806
Total other loss	(255,685)	(213,047)

Net Loss	$(50,682)	$(1,985,758)

Loss per common share, basic and diluted	$(0.01)	$(0.50)

Weighted average number of common shares, basic and diluted	5,946,165	3,933,702

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(Expressed in U.S. Dollars)
September 30, 2010
ASSETS

Cash and cash equivalents	$12,531,739
Other current assets	875,940
Vessels' net book value	92,816,667
Other non-current assets	156,591
Total assets	$106,380,937

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$3,284,633
Long-term debt	18,489,442
Other non-current liabilities	181,684
Total stockholders' equity	84,425,178
Total liabilities and stockholders' equity	$106,380,937

OTHER FINANCIAL DATA
	Three Months Ended September 30, 2010	For the period from January 7 (inception date) to September 30, 2010
	(unaudited)	(unaudited)
Net Cash from Operating Activities	$601,100	$130,130
Net Cash used in Investing Activities	(43,062,492)	(93,531,186)
Net Cash from Financing Activities	19,600,000	104,881,396

THE PARTIAL SPIN-OFF

Under its Amended and Restated Articles of Incorporation, Diana Containerships has 500,000,000 authorized common shares, of which 6,106,161 shares are expected to be issued and outstanding as of the effective date of the distribution.  Our board of directors has determined that it would be in the best interests of Diana Shipping shareholders to distribute a portion of the Diana Containerships common shares that we currently own, and on December 17, 2010, approved a partial spin-off of 80% of our Diana Containerships Shares to our shareholders by way of a dividend.  Each of our shareholders will receive 0.032542731 Diana Containerships Shares for one (1) of our common shares that the shareholder holds.  Diana Shipping shareholders will not be required to take any action to receive the Diana Containerships Shares on the distribution date.  The transfer agent for the partial spin-off will be BNY Mellon Shareowner Services.  Following the completion of the partial spin-off, we will own 666,767 Diana Containerships shares, or approximately 11.0% of Diana Containerships's outstanding common shares.

The actual number of Diana Containerships Shares that we will distribute to each holder of our common shares as of 5:00 p.m. EST on the record date will be calculated by dividing 2,667,066, which is the total number of Diana Containerships Shares to be distributed, by 81,955,813 (our total number of outstanding common shares on the record date), multiplied by the total number of our common shares that each holder owned as of 5:00 p.m. EST on the record date.  We will not distribute any fractional shares of Diana Containerships.  Rather, our transfer agent will aggregate all fractional shares that would otherwise be distributable to our holders and sell them on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Diana Containerships.  Following the distribution, each such shareholder will receive a cash payment in an amount equal to their pro-rata share of the total net proceeds of the sale of fractional shares.   Diana Shipping shareholders will not be required to take any action to receive their Diana Containerships Shares on the distribution date.

The Diana Containerships Shares have been registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A.  The Diana Containerships Shares began trading on a "when-issued" basis on the Nasdaq Global Market under the ticker symbol "DCIXV" on January 3, 2011.  During the "when-issued" period through the distribution date on January 18, 2011, Diana Shipping common shares, which trade on the New York Stock Exchange under the symbol "DSX", will continue to include the right to receive Diana Containerships Shares and will continue to trade normally on the New York Stock Exchange.  Diana Shipping shareholders should consult their financial advisors as to the effect of trading their Diana Shipping shares before the ex-dividend date of January 19, 2011 established by the New York Stock Exchange.  We expect that the Diana Containerships Shares will begin trading "regular way" on the Nasdaq Global Market under the symbol "DCIX" on January 19, 2011.

RISK FACTORS

Ownership of Diana Containerships Shares involves a significant degree of risk.  You should carefully consider how the following risk factors relate to your ownership of Diana Containerships Shares.

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact Diana Containerships's results of operations.

The growth of Diana Containerships will generally depend on continued growth in world and regional demand for container shipping services, and the recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Following a slight recovery in the first half of 2010, rates have declined during the second half of 2010. Rates have fallen significantly and are now estimated to be at late 2001 levels. In the future, rates may continue to decline. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of Diana Containerships's control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;

•	the number of containerships that are out of service; and

•	port congestion and canal closures.

The ability of Diana Containerships to employ any containerships that it acquires will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of sustained depression, Diana Containerships may be unable to operate its vessels profitably.

If economic conditions throughout the world do not improve, it may impede the ability of Diana Containerships to continue to implement its growth successfully.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect the ability of Diana Containerships to implement its business strategy.

Diana Containerships faces risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Diana Containerships cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on the ability of Diana Containerships to establish its operations and implement its growth successfully.

Continued economic turmoil in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on Diana Containerships of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China and other countries in the Asia Pacific region may continue to experience slowed economic growth in the future. Moreover, there has been only modest improvement in the recent  economies of the United States, the European Union and other countries in the Asia Pacific region and a further downturn or continued slow growth rate may further adversely affect economic growth in China and elsewhere. The ability of Diana Containerships to establish its operations and implement its growth successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The current state of global financial markets and current economic conditions may adversely impact the ability of Diana Containerships to obtain financing on acceptable terms which may hinder or prevent it from expanding its business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain financing. The current state of global financial markets and current economic conditions might adversely impact the ability of Diana Containerships to issue additional equity at prices which will not be dilutive to its existing shareholders or preclude it from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the ability to obtain money from the credit markets has become more difficult as many lenders have enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, Diana Containerships cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, Diana Containerships may be unable to meet its obligations as they come due or it may be unable to enhance its existing business, complete acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on the business, financial condition and results of operations of Diana Containerships.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect the business, operating results and financial condition of Diana Containerships.

Vessel values may fluctuate which may adversely affect the financial condition of Diana Containerships, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason Diana Containerships sells any of its owned vessels at a time when prices are depressed, it could incur a loss and its business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions Diana Containerships may incur a loss that could adversely affect its operating results.

Conversely, if vessel values are elevated at a time when Diana Containerships wishes to acquire additional vessels, the cost of acquisition may increase and this could adversely affect its business, results of operations, cash flow and financial condition.

The containership industry is highly competitive, and Diana Containerships may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on Diana Containerships.

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than Diana Containerships has. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of Diana Containerships's competitors with greater resources and access to capital than it has could operate larger fleets than it may operate and thus be able to offer lower charter rates or higher quality vessels than it is able to offer. If this were to occur, Diana Containerships may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on its business, prospects, financial condition, liquidity and results of operations.

An oversupply of containership capacity may lead to a further reduction in charter rates, which may limit the ability of Diana Containerships to operate its vessels profitably.

The size of the order book currently stands at 25% of the existing containership fleet which is heavily concentrated towards the larger size ships. According to industry sources, there are 235 vessels on order in the 8,000 TEU plus size category, representing 94.2% of the existing fleet. The post Panamax fleet of vessels up to 8,000 TEU is faced with an order book of 125 vessels, representing 22.1% of the existing fleet. A possible over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, Diana Containerships may only be able to charter its fleet for reduced rates or unprofitable rates or it may not be able to charter its containerships at all.

An increase in operating costs could adversely affect the cash flows and financial condition of Diana Containerships.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond the control of Diana Containerships. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of a recent increase in the frequency of acts of piracy, have been increasing. If Diana Containerships's vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on the business, results of operations, cash flows and financial condition of Diana Containerships.

Fuel, or bunker prices, may adversely affect profits.

While Diana Containerships generally does not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond the expectations of Diana Containerships may adversely affect its profitability at the time of charter negotiation or when its vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in the shipping operations of Diana Containerships when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside Diana Containerships's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of Diana Containerships's business versus other forms of transportation, such as truck or rail.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of the container shipping business of Diana Containerships.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on the ability of Diana Containerships to attract customers and therefore have an adverse impact on its ability to operate its vessels profitably.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect the business of Diana Containerships.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact the results of operations and financial condition of Diana Containerships.

Diana Containerships is subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income.

Diana Containerships's business and the operations of its containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which its containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, Diana Containerships cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of any containership that it will acquire. Additional conventions, laws and regulations may be adopted that could limit the ability of Diana Containerships to do business or increase the cost of its doing business and which may materially adversely affect its operations. For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial or Diana Containerships may face substantial taxes on bunkers. Additionally, Diana Containerships cannot predict the cost of compliance with any new regulation that may be promulgated by the United States as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico.

In addition, Diana Containerships is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to its operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and Diana Containerships's compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of Diana Containerships's vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, Diana Containerships could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous materials from its vessels or otherwise in connection with its operations. Diana Containerships could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with its existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of Diana Containerships's vessels.

The operation of Diana Containerships's containerships will also be affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers, which are charterers under a bareboat charter agreement1  whereby no crew or provisions are included as part of the charter agreement, to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject Diana Containerships to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, Diana Containerships may incur significant costs, including, but not limited to, costs related to meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, ballast water management, developing contingency arrangements for potential spills and obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require Diana Containerships to incur significant capital expenditures on its vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of Diana Containerships's containerships could have a material adverse impact on its financial condition and results of operations.

Diana Containerships may be unable to attract and retain qualified, skilled employees or crew necessary to operate its business.

The success of Diana Containerships will depend in large part on the ability of its Manager and it to attract and retain highly skilled and qualified personnel. In crewing its vessels, Diana Containerships requires technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If Diana Containerships is not able to increase its rates to compensate for any crew cost increases, it could have a material adverse effect on its business, results of operations, cash flows and financial condition. Any inability Diana Containerships, or its Manager, experiences in the future to hire, train and retain a sufficient number of qualified employees could impair its ability to manage, maintain and grow its business, which could have a material adverse effect on its financial condition, results of operations and cash flows.

Labor interruptions could disrupt the business of Diana Containerships.

Diana Containerships's vessels are manned by masters, officers and crews that are employed by its vessel-owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder the operations of Diana Containerships from being carried out normally and could have a material adverse effect on its financial condition, results of operations and cash flows.

Diana Containerships's vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and Diana Containerships may experience unexpected drydocking costs, which may adversely affect its business and financial condition.

Diana Containerships's vessels and their cargoes may be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to Diana Containerships's customer relationships, delay or rerouting. If Diana Containerships's vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. Diana Containerships may have to pay drydocking costs that its insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease the earnings of Diana Containerships. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. Diana Containerships may be unable to find space at a suitable drydocking facility or its  vessels may be forced to travel to a drydocking facility that is not conveniently located to its vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease the earnings of Diana Containerships. The involvement of Diana Containerships's vessels in an environmental disaster may also harm its reputation as a safe and reliable vessel owner and operator.

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1 Bareboat charter: Also known as a "demise charter" is a contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect the business of Diana Containerships.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents increased significantly, and continued at a relatively high level during 2009, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. In November 2008, the Sirius Star, a tanker vessel not affiliated with Diana Containerships, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In April 2009, the "Maersk Alabama," a 17,000-ton containership not affiliated with Diana Containerships, was seized by Somali pirates. The ship was later released. If these piracy attacks result in regions in which Diana Containerships's vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Diana Containerships may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on Diana Containerships. In addition, any detention hijacking as a result of an act of piracy against the vessels Diana Containerships plans to acquire, or an increase in cost, or unavailability, of insurance for Diana Containerships's vessels, could have a material adverse impact on its business, financial condition and results of operations.

Governments could requisition Diana Containerships's vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel's registry could requisition for title or seize the vessels Diana Containerships plans to acquire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition Diana Containerships's vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of Diana Containerships's vessels could have a material adverse effect on the business, results of operations, cash flows and financial condition of Diana Containerships.

Maritime claimants could arrest the vessels Diana Containerships plans to acquire, which would interrupt the business of Diana Containerships.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Diana Containerships's vessels could interrupt its business or require it to pay large sums of funds to have the arrest lifted, which would have a negative effect on its cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in the fleet Diana Containerships plans to acquire for claims relating to another of Diana Containerships's ships.

There is a lack of historical operating history provided with vessels acquisitions and profitable operation of the vessels will depend on Diana Containerships's skill and expertise.

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither Diana Containerships nor its Manager will conduct any historical financial due diligence process when Diana Containerships acquires vessels. Accordingly, neither Diana Containerships nor its Manager has obtained the historical operating data for the vessels Diana Containerships has acquired from the sellers because that information is not material to Diana Containerships's decision to make acquisitions, nor does Diana Containerships believe it would be helpful to potential investors in assessing its business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, Diana Containerships treats the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, in the future it may acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Due to the differences between the prior owners of these vessels and Diana Containerships with respect to the routes it may operate, its future customers, the cargoes it may carry, the freight rates and charter hire rates it will charge in the future and the costs it may incur in operating its vessels, Diana Containerships's operating results may be significantly different from the operating results of the vessels while owned by the prior owners.  Profitable operation of the vessels will depend on the skill and expertise of Diana Containerships.  If Diana Containerships is unable to operate the vessels profitably, it may have an adverse affect on its financial condition, results of operations and cash flows.

Company Specific Risk Factors

Diana Containerships is a recently organized corporation with a limited operating history and accordingly you will have a very limited basis on which to evaluate its ability to achieve its business objectives.

Diana Containerships is a recently organized corporation with limited operating results to date. Therefore, its ability to execute its business strategy is dependent upon the success of its management team and obtaining additional financing through debt or an offering of its securities. Because Diana Containerships has a limited operating history, you will have very limited information upon which to evaluate its ability to operate its vessels profitably and acquire or make new investments, including but not limited to acquisitions of containerships. If Diana Containerships is unable to continue to employ its vessels, it may not generate any operating revenues, and you could lose all or part of your investment.

Diana Containerships may not be able to implement its growth successfully.

We have been advised Diana Containerships's business plan consists of identifying and acquiring suitable vessels at favorable prices and trading these vessels in the spot market or on short-term or long-term charters, or temporarily ceasing the use of, or laying-up, the vessels until it can obtain sufficient charter rates so as to profitably employ its vessels and expand its operations, and/or acquiring or merging with another company in the containership industry, including a liner company.  The business plan of Diana Containerships will therefore depend upon its ability to identify and acquire suitable vessels to grow its fleet in the future, successfully employ its vessels at charter rates that will compensate for the lack of return for any period its vessels were not in use, and/or identify a suitable company to acquire or merge with.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than does Diana Containerships, may reduce the acquisition opportunities of Diana Containerships or cause it to pay higher prices. Diana Containerships may not be successful in executing its plans to establish and grow its business and it may incur significant expenses and losses in connection with these plans. The failure of Diana Containerships to effectively identify, purchase, develop and integrate any vessels could impede its ability to establish its operations or implement its growth successfully. The acquisition growth strategy of Diana Containerships exposes it to risks that may harm its business, financial condition and operating results, including risks that it may:

•	fail to realize anticipated benefits, such as cost-savings or cash flow enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel it acquires proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate its growing business and fleet;

•	decrease its liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase its interest expense or financial leverage if it incurs additional debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Diana Containerships may be unable to locate suitable vessels which would adversely affect its ability to operate its business.

Diana Containerships may be unable to identify and purchase suitable vessels in order to grow its fleet. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality Diana Containerships desires may not be available for purchase at prices it is prepared to pay or at delivery times acceptable to it, and Diana Containerships may not be able to dispose of vessels at reasonable prices, if at all. If Diana Containerships is unable to purchase and dispose of vessels at reasonable prices in accordance with its business strategy or in response to changing market and regulatory conditions, its business would be adversely affected.

Diana Containerships may be unable to employ its vessels profitably, which may have a material adverse effect on its business.

Part of the business plan of Diana Containerships is to identify and acquire suitable vessels at favorable prices and, as market conditions warrant, employ such vessels in the spot market or on short-term or long-term time charters. Given the current depressed conditions of the containership market, it is possible that Diana Containerships may acquire a vessel without having a chartering agreement in place or without having a profitable charter in place for such vessel, and Diana Containerships may not find a suitable employment for a substantial period of time after taking delivery of such vessel. Diana Containerships has incurred costs related to administrative costs, vessel maintenance and general business expenses before being able to generate income and Diana Containerships may not operate its vessels profitably. If Diana Containerships is unable to obtain suitable employment for its vessels while incurring operating expenses, its business would be adversely affected.

Diana Containerships's purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect its earnings.

Even if Diana Containerships inspects a previously owned vessel before purchase, this does not provide it with the same knowledge about their condition that it would have had if these vessels had been built for and operated exclusively by Diana Containerships. Accordingly, Diana Containerships may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which Diana Containerships may become liable to third parties. In addition, when purchasing previously owned vessels, Diana Containerships does not receive the benefit of any builder warranties if the vessels it buys are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of Diana Containerships's vessels and may restrict the type of activities in which these vessels may engage. It is possible that, as its vessels age, Diana Containerships may be unable to operate its vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on the business, financial condition, results of operations and cash flows of Diana Containerships.

Diana Containerships has recently acquired two newbuilding vessels and it may in the future agree to acquire additional newbuilding vessels, and any delay in the delivery of vessels under contract could have a material adverse effect on Diana Containerships.

Diana Containerships has recently acquired two newbuilding vessels. As Diana Containerships grows its fleet in the future, it may acquire additional newbuildings. The completion and delivery of newbuildings could be delayed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to finance the constructions of the vessels; or

•	an inability to obtain requisite permits or approvals.

If the seller of any newbuilding vessel Diana Containerships has contracted to purchase is not able to deliver the vessel to Diana Containerships as agreed, or if Diana Containerships cancels a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on the business, prospects, financial condition, liquidity and results of operations of Diana Containerships.

The failure of Diana Containerships's counterparties to meet their obligations to it under any vessel purchase agreements or time charter agreements could cause Diana Containerships to suffer losses or otherwise adversely affect its business.

Diana Containerships has entered into a time charter for one of the vessels in its initial fleet for a minimum period of nine months and a maximum period of 12 months. Diana Containerships entered into a time charter for the other vessel in its initial fleet for a minimum of 30 days to a maximum 60 days, and thereafter the vessel has been chartered for a period of 24 months plus or minus 45 days. The ability and willingness of each of Diana Containerships's counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with Diana Containerships will depend on a number of factors that are beyond the control of Diana Containerships and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to Diana Containerships as agreed, or if Diana Containerships cancels a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on the business of Diana Containerships. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and the future customers of Diana Containerships may fail to pay charterhire or attempt to renegotiate charter rates. If Diana Containerships's future charterers fail to meet their obligations to Diana Containerships or attempt to renegotiate Diana Containerships's future charter agreements, Diana Containerships could sustain significant losses which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The growth of Diana Containerships in the future depends on its ability to successfully charter its vessels, for which it will face substantial competition.

The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

A number of experienced companies, including state-sponsored entities and major shipping companies will compete with Diana Containerships. Many of these competitors have significantly greater financial resources than Diana Containerships does, and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, Diana Containerships may be unable to obtain new customers on a profitable basis, if at all, which will impede its ability to establish its operations and implement its growth successfully.

Increased competition in technological innovation could reduce the demand for the vessels Diana Containerships plans to acquire and its ability to successfully implement its business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than Diana Containerships's vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments Diana Containerships receives for its vessels or its ability to charter its vessels at all.

The executive officers and directors of Diana Containerships will not devote all of their time to Diana Containerships's  business, which may hinder the ability of Diana Containerships to operate successfully.

The executive officers and directors of Diana Containerships will be involved in other business activities, such as the operation of Diana Shipping with which four of them have certain employment and consulting agreements, which may result in their spending less time than is appropriate or necessary to manage Diana Containerships's business successfully. This could have a material adverse effect on the business, results of operations, cash flows and financial condition of Diana Containerships.

The fiduciary duties of the officers and directors of Diana Containerships may conflict with those of the officers and directors of Diana Shipping and/or its affiliates.

The officers and directors of Diana Containerships have fiduciary duties to manage the business of Diana Containerships in a manner beneficial to it and its shareholders. However, the Chief Executive Officer and Chairman, President, Chief Operating Officer and Chief Financial Officer of Diana Containerships also serve as executive officers and/or directors of Diana Shipping. As a result, those individuals have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and Diana Containerships are in conflict. Although Diana Shipping is contractually restricted from competing with Diana Containerships in the containership industry, there may be other business opportunities for which Diana Shipping may compete with Diana Containerships such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on Diana Containerships's business. In addition, Diana Containerships is contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits the ability of Diana Containerships to expand its operations.

Diana Containerships is dependent on its Manager to assist it in operating its business, and its business will be harmed if its Manager fails to assist it effectively.

Diana Containerships has entered into an Administrative Services Agreement with Diana Shipping Services, a wholly-owned subsidiary of Diana Shipping, whom we refer to as DSS or the Manager, whereby DSS provides Diana Containerships with administrative services, commercial and technical vessel management services, including chartering, vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Diana Containerships's operational success and ability to execute its growth strategy will depend significantly upon the satisfactory performance of these services. Diana Containerships's business will be harmed if its Manager fails to perform these services satisfactorily, if it stops providing these services to Diana Containerships for any reason or if it terminates the Administrative Services Agreement, as it is entitled to do under certain circumstances. While Diana Containerships is able to terminate the Administrative Services Agreement upon the approval of its board of directors, upon any termination of the Administrative Services Agreement, Diana Containerships may lose its ability to benefit from economies of scale in purchasing supplies and other advantages that it believes its relationship with DSS will provide.

If DSS suffers material damage to its reputation or relationships, it may harm the ability of Diana Containerships to:

•	acquire new vessels;

•	enter into new charters for its vessels;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with charterers, suppliers and other third parties.

If the ability of Diana Containerships to do any of the things described above is impaired, it would undermine the ability of Diana Containerships to establish its operations and implement its growth successfully.

If Diana Containerships's insurance is insufficient to cover losses that may occur to the vessels it plans to acquire or result from its operations due to the inherent operational risks of the shipping industry, it could adversely affect the financial condition of Diana Containerships.

The operation of an ocean-going vessel carries inherent risks, any of which could increase Diana Containerships's costs or lower its revenues. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, political action in various countries, war, labor strikes, or adverse weather conditions; and

•	loss of revenue during vessel off-hire periods.

Under the vessel management agreements, the manager of Diana Containerships is responsible for procuring and paying for insurance for its vessels. Diana Containerships's insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels' purchase price. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. The Manager may be unable to procure adequate insurance coverage for Diana Containerships's fleet in the future and its insurers may not pay any particular claim.

The operations of Diana Containerships may be exposed to political and governmental instability, which could harm its operations.

The operations of Diana Containerships may be adversely affected by changing or adverse political and governmental conditions in the countries where its vessels are flagged or registered and in the regions where it otherwise engages in business. Any disruption caused by these factors may interfere with the operation of Diana Containerships's vessels, which could harm its business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt Diana Containerships's business, increase vessel operating costs, including insurance costs, and adversely affect its financial condition and results of operations. The operations of Diana Containerships may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where Diana Containerships operates or where it may operate in the future.

Diana Containerships generates all of its revenues in dollars and incurs a portion of its expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on its results of operations.

Diana Containerships generates all of its revenues in dollars and incurs a portion of its expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing the revenues of Diana Containerships. Further declines in the value of the dollar could lead to higher expenses payable by Diana Containerships.

Diana Containerships may have to pay tax on its United States source income, which would reduce its earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as Diana Containerships and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

Both before and after the partial spin-off, we have been advised that Diana Containerships intends to take the position that it qualifies for this statutory tax exemption for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond its control that could cause Diana Containerships to lose the benefit of this tax exemption after the partial spin-off and thereby become subject to U.S. federal income tax on its U.S.-source shipping income. For example, in certain circumstances Diana Containerships may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares owned, in the aggregate, 50% or more of its outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of Diana Containerships.

If Diana Containerships is not entitled to exemption under section 883 for any taxable year, Diana Containerships would be subject for those years to an effective 2% United States federal income tax on the shipping income Diana Containerships derives during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on the business of Diana Containerships and would result in decreased earnings available for distribution to the shareholders of Diana Containerships.

Diana Containerships may be treated as a "passive foreign investment company," which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Whether Diana Containerships will be treated as a PFIC will depend upon its method of operation. In this regard, we have been advised that Diana Containerships intends to treat the gross income it derives or is deemed to derive from time or voyage chartering activities as services income, rather than rental income. Accordingly, we have been advised that Diana Containerships believes that any income from time or voyage chartering activities will not constitute "passive income," and any assets that Diana Containerships may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that Diana Containerships derives or is deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute "passive income," and any assets that it may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Accordingly, no assurance can be given that the IRS or a court of law will accept the position of Diana Containerships with regard to its status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that Diana Containerships is or has been a PFIC for a particular taxable year.

If Diana Containerships is or has been a PFIC for any taxable year, U.S. holders of Diana Containerships common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under "Taxation"), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of Diana Containerships common stock, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock. See "Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of Diana Containerships common stock if Diana Containerships is or were to be treated as a PFIC.

Diana Containerships may be subject to increased premium payments, or calls, because it obtains some of its insurance through protection and indemnity associations.

Diana Containerships may be subject to increased premium payments, or calls, in amounts based on its claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world's commercial tonnage and through which Diana Containerships receives insurance coverage for tort liability, including pollution-related liability, as well as actual claims.  Amounts Diana Containerships may be required to pay as a result of such calls will be unavailable for other purposes.

Risks Related to the Common Stock of Diana Containerships

The Diana Containerships Shares began trading on the Nasdaq Global Market on a "when-issued" basis under the ticker symbol "DCIXV" on January 3, 2011 but a market may not develop for its common shares, and Diana Containerships may be unable to maintain its listing on the Nasdaq Global Market, either of which would adversely affect the value of its common shares and make it more difficult for you to monetize your investment.

The Diana Containerships Shares began trading on the Nasdaq Global Market on a "when-issued" basis under the ticker symbol "DCIXV" on January 3, 2011 but it does not have a prior public trading history, and thus there is no way to determine the prices or volumes at which its common shares will trade. We can give no assurance as to the development of liquidity or any trading market for the common shares of Diana Containerships. Holders of Diana Containerships's common shares may not be able to resell the common shares at or near their original acquisition price, or at all.

Additionally, the Nasdaq Global Market has certain corporate governance requirements that must be met in order for Diana Containerships to maintain its listing. If Diana Containerships fails to meet the relevant corporate governance requirements, its common shares could be delisted, which would make it harder for you to monetize your investment in its common shares and would cause the value of your investment to decline.

If the share price of the common shares of Diana Containerships fluctuates after this spin-off, you could lose a significant part of your investment.

The market price of the common shares of Diana Containerships may be influenced by many factors, many of which are beyond the control of Diana Containerships, including the other risks described under "— Risks Related to the Common Stock of Diana Containerships" and the following:

•	the failure of securities analysts to publish research about Diana Containerships after this spin-off, or analysts making changes in their financial estimates;

•	announcements by Diana Containerships or its competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist or piracy acts;

•	future sales of the common shares of Diana Containerships or other securities; and

•	investors' perception of Diana Containerships and the international containership industry.

As a result of these factors, investors in the common shares of Diana Containerships may not be able to resell their common shares at or above the price at which they traded immediately following the partial spin-off. These broad market and industry factors may materially reduce the market price of the common shares of Diana Containerships, regardless of its operating performance.

Certain beneficiaries of the registration rights agreement that Diana Containerships entered into in connection with the private offering are prohibited from selling shares of Diana Containerships's common stock for a period of time after the effective date of any registration statement filed in connection with an initial public offering of common stock by Diana Containerships, and Diana Containerships cannot assure you that the market price of its common stock will not fluctuate or decline significantly during such restricted selling period.

Holders of the common stock sold in the private offering in April 2010 have certain "piggy-back" registration rights. The selling shareholders' participation in an initial public offering will be the result of the exercise of those piggy-back registration rights. Pursuant to the provisions of the registration rights agreement, these selling shareholders will not be able to sell shares of Diana Containerships's common stock for a period of up to 30 days before and 180 days following the effective date of any registration statement filed in connection with the initial public offering of its common stock. Diana Containerships cannot assure you that the market price of its common stock will not fluctuate or decline significantly during such, or any, restricted selling period. The inability of the beneficiaries of the registration rights agreement to sell their shares of Diana Containerships's common stock during any restricted selling period may result in a lost opportunity to sell shares at favorable prices.

Diana Containerships will incur increased costs as a result of being public company.

As a privately held company, Diana Containerships was not responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. Following the effectiveness of the exchange offer registration statement in October 2010, it became subject to the reporting requirements of the U.S. securities laws. As a result of becoming a public company, Diana Containerships began incurring significant legal, accounting, investor relations and other expenses that it has not previously incurred. In addition, it has become subject to the provisions of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission rules. Further, Diana Containerships has become subject to the rules of the Nasdaq Stock Market. These rules and regulations may increase Diana Containerships's legal and financial compliance costs and to make some activities more time-consuming and costly.

Investor confidence may be adversely impacted if Diana Containerships is unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

As a public reporting company, Diana Containerships has become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require it to include in its annual report on Form 20-F its management's report on, and assessment of, the effectiveness of its internal controls over financial reporting. In addition, Diana Containerships's independent registered public accounting firm will be required to attest to and report on the effectiveness of Diana Containerships's internal controls over financial reporting, and we have been advised that Diana Containerships expects this requirement will first apply to its annual report on Form 20-F for the year ended December 31, 2011. Because Diana Containerships outsources accounting and other services to its Manager, its management and its independent registered public accounting firm will be required to also assess the design and operating effectiveness of its Manager's internal controls over financial reporting. If Diana Containerships or its Manager fails to maintain the adequacy of its internal controls over financial reporting, it will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse perception of Diana Containerships in the financial marketplace.

Future sales of common stock by Diana Containerships could cause the market price of its common stock to decline.

The market price of Diana Containerships's common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by its large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for Diana Containerships to sell equity securities in the future at a time and price that it deems appropriate to raise funds through future offerings of common stock.

The amended and restated articles of incorporation of Diana Containerships authorize its board of directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval.  Diana Containerships may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to its shareholders. Moreover, Diana Containerships may issue restricted stock units, stock appreciation rights, options or warrants to purchase its common shares in the future and when those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, its shareholders may experience further dilution.

Because Diana Containerships is a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

Diana Containerships is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for its shareholders to protect their interests. The corporate affairs of Diana Containerships are governed by its amended and restated articles of incorporation and bylaws and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, the public shareholders of Diana Containerships may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for Diana Containerships's investors to enforce U.S. judgments against Diana Containerships.

Diana Containerships is incorporated in the Republic of the Marshall Islands. Substantially all of its assets are located outside the United States. As a result, it may be difficult or impossible for United States shareholders to serve process within the United States upon Diana Containerships or to enforce judgment upon it for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which Diana Containerships is incorporated or where its assets are located (1) would enforce judgments of United States courts obtained in actions against it based upon the civil liability provisions of applicable United States federal and state securities laws or (2) would enforce, in original actions, liabilities against it based upon these laws.

Anti-takeover provisions in the organizational documents of Diana Containerships could make it difficult for its shareholders to replace or remove its current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the value of its securities.

Several provisions of Diana Containerships's amended and restated articles of incorporation and bylaws could make it difficult for its shareholders to change the composition of its board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing the board of directors of Diana Containerships to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding common shares entitled to vote generally in the election of directors;

•	limiting the persons who may call special meetings of shareholders; and

•
establishing advance notice requirements for nominations for election to the board of directors of Diana Containerships or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, Diana Containerships has entered into a stockholders rights agreement pursuant to which its board of directors may cause the substantial dilution of any person that attempts to acquire it without the approval of its board of directors.

These anti-takeover provisions, including provisions of Diana Containerships's stockholders rights agreement, could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the value of Diana Containerships's securities, if any, and the ability of shareholders to realize any potential change of control premium.

INFORMATION ABOUT THE PARTIAL SPIN-OFF OF
DIANA CONTAINERSHIPS INC.

The Partial Spin-Off

On December 17, 2010, our board of directors approved the partial spin-off of our Diana Containerships Shares to our shareholders.  We will distribute 80% of our Diana Containerships Shares to persons who held our common shares as of January 3, 2011, to which we refer as the record date.  To effectuate this distribution, our board of directors has declared a dividend on our common shares of 2,667,066 Diana Containerships Shares, which is expected to represent approximately 44% of the outstanding common shares of Diana Containerships as of January 18, 2011, the date on which we expect the Diana Containerships Shares will be distributed and to which we refer as the distribution date.  The distribution will be made to the holders of record of our common shares as of 5:00 p.m. EST on the record date.  Each of our shareholders will receive 0.032542731 Diana Containerships Shares for every one (1) of our common shares that the shareholder holds.  Diana Shipping shareholders will not be required to take any action to receive the Diana Containerships Shares on the distribution date.  The transfer agent for the partial spin-off will be BNY Mellon Shareowner Services.

The actual number of Diana Containerships Shares that we will distribute to each holder of our common shares as of 5:00 p.m. EST on the record date will be calculated by dividing 2,667,066, which is the total number of Diana Containerships Shares to be distributed, by 81,955,813 (our total number of outstanding common shares on the record date), multiplied by the total number of our common shares that each holder owned as of 5:00 p.m. EST on the record date.  We will not distribute any fractional shares of Diana Containerships.  Rather, our transfer agent will aggregate all fractional shares that would otherwise be distributable to our holders and sell them on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Diana Containerships.  Following the distribution, each such shareholder will receive a cash payment in an amount equal to their pro-rata share of the total net proceeds of the sale of fractional shares.

Trading

The Diana Containerships Shares have been registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A.  The Diana Containerships Shares began trading on a "when-issued" basis on the Nasdaq Global Market under the ticker symbol "DCIXV" on January 3, 2011.  During the "when-issued" period through the distribution date on January 18, 2011, Diana Shipping common shares, which trade on the New York Stock Exchange under the symbol "DSX", will continue to include the right to receive Diana Containerships Shares and will continue to trade normally on the New York Stock Exchange.  Diana Shipping shareholders should consult their financial advisors as to the effect of trading their Diana Shipping shares before the ex-dividend date of January 19, 2011 established by the New York Stock Exchange.  We expect that the Diana Containerships Shares will begin trading "regular way" on the Nasdaq Global Market under the symbol "DCIX" on January 19, 2011.

When and How You Will Receive the Distribution of Diana Containerships Shares

We will make the Diana Containerships spin-off distribution by releasing the Diana Containerships Shares to our transfer agent.  As of the distribution date, the transfer agent will cause the Diana Containerships Shares to which our shareholders are entitled to be registered in each shareholder's name or in the "street name'' of each shareholder's broker.  Most of our common shareholders have their common shares held on account by a broker, bank or other nominee.  In such cases, the nominee is the registered holder or "street name'' for its common shares of Diana Shipping and will be recorded as the registered holder of the Diana Containerships Shares that the shareholder is entitled to receive.  Each nominee should, in turn, electronically credit that shareholder's account for the Diana Containerships Shares.  If you have any questions in this regard, we encourage you to contact your nominee on the mechanics of having the Diana Containerships Shares posted to your account.

Diana Containerships Shares will be issued as uncertificated shares registered in book-entry form through the direct registration system, and no certificates representing shares of Diana Containerships will be mailed to registered holders of our common shares in the ordinary course. If you are a registered holder of Diana Shipping common shares, your book-entry shares will be held with our transfer agent under the direct registration system.  Instead of receiving stock certificates, you will receive a direct registration transaction notice reflecting your ownership interest in the Diana Containerships Shares.  This direct registration transaction notice will also contain additional information regarding the procedures of the partial spin-off distribution, information about the direct registration system and information about how participants in the direct registration system can obtain physical stock certificates if they desire.

As noted above, the transfer agent will not deliver any fractional shares of Diana Containerships in connection with the distribution.  Instead, the transfer agent will aggregate all fractional shares distributable to our shareholders, and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share.  Such holders will then receive a cash payment in an amount equal to their pro-rata share of the total net proceeds of that sale. Payment for fractional shares of Diana Containerships will follow separately. We currently estimate that it will take approximately one week from the distribution date for the transfer agent to complete check mailings.

DIVIDEND POLICY

Diana Containerships has not paid any dividends to date.  The payment of dividends by Diana Containerships will be subject to any limitations contained in its loan agreement and the requirement of Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

We have been advised that Diana Containerships's board of directors will consider the payment of quarterly dividends, in such amounts as determined by its board of directors in its discretion.

Please see the section of this information statement entitled "Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders" for additional information relating to the tax treatment of Diana Containerships's dividend payments, if any.

SELECTED FINANCIAL DATA

Diana Containerships was incorporated on January 7, 2010. The following table sets forth Diana Containerships's selected financial data. The selected financial data as of January 7, 2010 (date of inception) are derived from its audited financial statements included elsewhere in this information statement. We refer you to the notes to Diana Containerships's audited financial statements for a discussion of the basis on which its financial statements are presented. The information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Diana Containerships's financial statements, related notes and other financial information included herein.

	As of	As of and for the period ended
	January 7, 2010	June 30, 2010
Income Statement Data:
Voyage and time charter revenues	-	1,322
Voyage expenses	-	(25,114)
Vessel operating expenses	-	(375,549)
Depreciation	-	(7,886)
Management fees	-	(23,000)
General administrative expenses	-	(1,789,977)
Foreign currency gains	-	242,490
Operating loss	-	(1,977,714)
Interest income	-	42,638
Net loss	-	(1,935,076)
Loss per common share, basic and diluted	-	(0.67)
Weighted average number of common shares, basic	500	2,875,722
Weighted average number of common shares, diluted	500	2,880,006
Balance Sheet Data:
Cash and cash equivalents	500	34,583,321
Total fixed assets	-	50,460,808
Total assets	500	85,914,144
Total current liabilities	-	1,639,424
Total shareholder's equity	500	84,274,720
Cash Flow Data:
Net cash used in operating activities	-	(470,970)
Net cash used in investing activities	-	(50,468,694)
Net cash from financing activities	-	85,281,396
Effect of exchange rate changes on cash	-	241,589

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with Diana Containerships's financial statements and related notes included elsewhere in this information statement. This discussion includes forward-looking statements which, although based on assumptions that Diana Containerships considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, read the sections entitled "Cautionary Note Regarding Forward Looking Statements" and "Risk Factors."

Overview

Diana Containerships was incorporated on January 7, 2010 under the laws of the Republic of the Marshall Islands. It was formed to acquire containerships engaged in the seaborne transportation of finished consumer and industrial products. Diana Containerships received net proceeds from a private offering of approximately $85.3 million. Proceeds of the private offering, together with $20.0 million of borrowings under its secured loan facility, were used to purchase two newbuilding containerships which are currently employed on time charters with a remaining duration from the commencement of the respective charter of about nine months to one year for the vessel Sagitta and about 24 months plus or minus 45 days for the Centaurus.  We have been advised Diana Containerships's business plan consists of identifying and acquiring suitable vessels at favorable prices and trading these vessels in the spot market or on short-term or long-term charters, or temporarily ceasing the use of, or laying-up, the vessels until it can obtain sufficient charter rates so as to profitably employ its vessels and expand its operations, and/or acquiring or merging with another company in the containership industry, including a liner company.

Vessel Management

DSS, a wholly-owned subsidiary of Diana Shipping, provides commercial and technical management services for Diana Containerships's vessels under separate vessel management agreements with Diana Containerships's vessel owning subsidiaries. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing the relationships of Diana Containerships with charterers, obtaining insurance coverage for Diana Containerships's vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. The Manager of Diana Containerships also provides to it accounting, administrative, financial reporting and other services necessary for the operation of its business.

Results of Operations

The revenues of Diana Containerships consist of revenues from its spot charters or time charters. We have been advised that Diana Containerships believes that the important measures for analyzing its future results of the operations consist of the following:

•
Ownership days. Diana Containerships defines ownership days as the aggregate number of days in a period during which each vessel in its fleet has been owned by it. Ownership days are an indicator of the size of its fleet over a period and affect both the amount of revenues and the amount of expenses that it records during a period.

•
Available days. Diana Containerships defines available days as the number of its ownership days less the aggregate number of days that its vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that it spends positioning its vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. Diana Containerships defines operating days as the number of its available days in a period less the aggregate number of days that its vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. Diana Containerships calculates fleet utilization by dividing the number of its operating days during a period by the number of its available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•
Time Charter Equivalent (TCE) rates. Diana Containerships defines TCE rates as its voyage and time charter revenues less voyage expenses during a period divided by the number of its available days during the period, which is consistent with industry standards. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•
Daily Operating Expenses. Diana Containerships defines daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses divided by total ownership days.

Diana Containerships believes these metrics will be helpful in comparing its future operating performance from period to period as well as to that of its competitors; however, other shipping companies may not define the above metrics in the same manner.

Recent Developments

In April 2010, Diana Containerships completed the sale of an aggregate of 5,892,330 common shares in a private offering under Rule 144A, Regulation S and Regulation D under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the initial purchaser/placement agreement, dated March 29, 2010, by and between Diana Containerships and FBR Capital Markets & Co., including 290,000 common shares issued pursuant to the exercise of FBR Capital Markets & Co.'s option to purchase additional shares, with aggregate net proceeds of $85.3 million.

In May 2010, Diana Containerships issued a total of 213,331 restricted common shares to its executive officers pursuant to its 2010 Equity Incentive Plan and related restricted stock grant award agreements.  Of these shares, 25% have become vested and the remaining shares vest ratably over three years.

On June 1, 2010, Diana Containerships terminated its existing Consultancy Agreements with companies controlled by each of the executive officers and the services that were previously provided to Diana Containerships by the consultants are provided by DSS under the Administrative Services Agreement.  DSS has appointed Diana Enterprises Inc., a related party, as broker to assist it in providing services to Diana Containerships pursuant to the Broker Services Agreement, dated June 1, 2010.

On June 8, 2010, Diana Containerships, through its wholly-owned subsidiaries, entered into memoranda of agreement to purchase two newbuilding containerships, identified as Hull 558 (named Sagitta) and Hull 559 (named Centaurus), from a third-party seller, each with a carrying capacity of approximately 3,400 TEU for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, based on the U.S. Dollar to Euro exchange rate at the time of delivery, excluding any predelivery expenses). Diana Containerships took delivery of the vessel Sagitta on June 29, 2010 following which the vessel commenced time charter employment with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months at a gross daily rate of $16,000.  Diana Containerships took delivery of the Centaurus on July 9, 2010 following which the vessel commenced time charter employment with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400, and on September 4, 2010 following the expiration of this time charter the vessel was chartered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days at a gross daily rate of $20,000.

On July 7, 2010, Diana Containerships entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million. It has drawn down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships and it is permitted to draw down the remaining $20.0 million until one year from the entry into the loan agreement. Please see "—Liquidity and Capital Resources," below.

We have been advised that in November 2010, Diana Containerships completed a registered exchange offer for 2,532,330 common shares that were issued in the April 2010 private placement, pursuant to a registration statement on Form F-4 (Registration No. 333-169974) filed with the Commission on October 15, 2010, which may be viewed for further information.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when Diana Containerships acquires vessels. Accordingly, Diana Containerships will not obtain the historical operating data for the vessels from the sellers because that information is not material to its decision to make acquisitions, nor does it believe it would be helpful to potential investors in its common shares in assessing its business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, Diana Containerships treats the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, Diana Containerships may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When Diana Containerships purchases a vessel and assumes or renegotiates a related time charter, it must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent it as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through its own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect Diana Containerships's business and results of operations.

Diana Containerships's business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of its vessels; and

•	management of the financial, general and administrative elements involved in the conduct of its business and ownership of its vessels.

The employment and operation of Diana Containerships's vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of Diana Containerships's business and ownership of vessels, which is provided to Diana Containerships pursuant to its Administrative Services Agreement with DSS, requires the following main components:

•	management of its financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of its accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting its business and assets; and

•	management of the relationships with its service providers and customers.

The principal factors that may affect Diana Containerships's profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

See "Risk Factors" for additional factors that may affect Diana Containerships's business.

Revenues

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in Diana Containerships's fleet, the number of voyage days and the amount of daily charter hire that Diana Containerships's vessels earn under charters.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As Diana Containerships employs vessels on period charters, future spot charter rates may be higher or lower than the rates at which it has employed its vessels on period charters.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. Diana Containerships believes that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by its vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Other factors beyond the control of Diana Containerships, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with Diana Containerships's senior executive officers, the Manager of Diana Containerships has established an operating expense budget for each vessel and performs the day-to-day management of its vessels under separate management agreements with Diana Containerships's vessel-owning subsidiaries. Diana Containerships monitors the performance of its Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. Diana Containerships is responsible for the costs of any deviations from the budgeted amounts.

Depreciation

Diana Containerships depreciates its vessels on a straight-line basis over their estimated useful lives which it estimates to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated residual scrap values, calculated at $200 per lightweight ton.

General and Administrative Expenses

Diana Containerships incurs general and administrative expenses, including its onshore related expenses such as legal and professional expenses. Certain of its general and administrative expenses are provided for under its Administrative Services Agreement with DSS and the Broker Services Agreement between DSS and Diana Enterprises. We have been advised that Diana Containerships expects general and administrative expenses to reflect the costs associated with running a public company including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to its compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Results of Operations

Period ended June 30, 2010

Net Loss. Net loss for the period from inception to June 30, 2010 amounted to $1.9 million and resulted from the expenses for starting up and running Diana Containerships. Revenues from vessels for the period were insignificant, as Diana Containerships's first newbuilding containership Sagitta was delivered to it on June 29, 2010.

Voyage and Time Charter Revenues.  Voyage and time charter revenues for the period from inception to June 30, 2010 amounted to $1,322, representing revenues from the hire of Diana Containerships's containership Sagitta from the time of delivery to the charterers.

Voyage Expenses.  Voyage expenses for the period from inception to June 30, 2010 amounted to $25,114, mainly representing losses due to changes in bunker prices during the period between the delivery of the Sagitta and the delivery of the vessel to the charterers.

Vessel Operating Expenses.  Vessel operating expenses for the period from inception to June 30, 2010 amounted to $375,549 and mainly consist of expenses for the initial supply of Diana Containerships's newbuilding containerships Sagitta and Centaurus, consisting of stores and other consumables.

Depreciation.  Depreciation for the period from inception to June 30, 2010 amounted to $7,886 and represents the depreciation expense of the Sagitta.

Management Fees. Management fees amounted to $23,000 and consist of fees payable to DSS pursuant to the vessel management agreements that Diana Containerships, through its vessel-owning subsidiaries, entered into on June 8, 2010 for the provision of commercial and technical management services for the vessels in its fleet.

General and Administrative Expenses.  General and administrative expenses for the period from inception to June 30, 2010 amounted to $1.8 million and consist mainly of consultancy fees, broker services fees, compensation cost on restricted stock, legal fees and audit fees.

Foreign Currency Gain. Foreign currency gain for the period from inception to June 30, 2010 amounted to $242,490 and mainly consists of unrealized gains from the valuation of the cash account that is maintained in Euros.

Liquidity and Capital Resources

The working capital requirements of Diana Containerships relate to the acquisition and operation of its fleet. Diana Containerships applied a portion of the net proceeds of the private offering of approximately $85.3 million, which includes consideration of $50 million from Diana Shipping's investment in its common shares and approximately $20.0 million of indebtedness under its new secured loan agreement for up to $40.0 million, which it entered into with DnB NOR Bank ASA on July 7, 2010, to fund the acquisition of the two newbuilding containerships in its initial fleet. Diana Containerships's operating cash flow is generated from charters on its vessels, through its subsidiaries. We have been advised that Diana Containerships expects that its proceeds from operations will be sufficient to fund its working capital requirements and that it intends to finance its future growth with future debt and equity offerings as deemed appropriate by its management and board of directors.

Credit Facility

On July 7, 2010, Diana Containerships entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million to partially finance the acquisition of the two vessels in its initial fleet. The loan is available in two advances for each vessel with each advance not exceeding the lower of $10.0 million and 25% of the market value of the relevant ship and is available until July 31, 2011. Each advance is repayable in 24 quarterly installments of $165,000 plus one final balloon installment of $6.04 million to be paid together with the last installment. The loan bears interest at LIBOR plus a margin of 2.40% per annum plus any mandatory additional cost of funds. Diana Containerships also pays commitment fees of 0.96% per annum on any undrawn portion.The loan is secured by a first preferred mortgage over the two vessels and first priority assignment over interest bearing accounts with DnB Nor Bank ASA for each vessel.

As of the date of this information statement, Diana Containerships has drawn down $20.0 million in connection with the acquisition of the two newbuilding containerships and under the loan agreement and it is permitted to draw down one more advance for each of its two vessels up to the lower of (a) $10.0 million and (b) 25% of the market value of the relevant vessel.

Cash Flow

Net Cash Used in Operating Activities

Net cash used in operating activities amounted to $470,970 and represents payments of operating and general and administrative expenses for starting up and running Diana Containerships.

Net Cash Used in Investing Activities

Net cash used in investing activities was $50.5 million and consists of $4.5 million paid for the 10% advance of the purchase price for the acquisition of Diana Containerships's newbuilding containership Centaurus and $45.9 million paid for the acquisition of its newbuilding containership Sagitta including pre-delivery expenses.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $85.3 million and consists of the net proceeds received from the offering of 5,892,330 common shares in a private transaction, of which $50.0 million was invested by Diana Shipping.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

Diana Containerships has $20.0 million of indebtedness under its new secured loan agreement for up to $40.0 million, which it entered into on July 7, 2010, in connection with the acquisition of the two vessels in its initial fleet and  is subject to interest rate fluctuations. When determined appropriate by its management team based on prevailing conditions and its outlook for the container market, we have been advised that Diana Containerships will consider incurring additional indebtedness in the future to enhance returns to its shareholders.

Foreign Exchange Rate Risk

Diana Containerships generates all of its revenues in dollars. However, it incurs some of its expenses in other currencies, primarily the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. In addition, the purchase price of the two newbuilding containerships is in Euros. On June 4, 2010 Diana Containerships converted $50.0 million of cash available to Euro (an approximate Euro value of 41.0 million). Since approximately 2002, the dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to Diana Containerships of paying such expenses. The portion of its expenses incurred in other currencies could increase in the future, which could expand its exposure to losses arising from currency fluctuations.

Capital Expenditures

The future capital expenditures of Diana Containerships relate to the purchase of containerships. Diana Containerships acquired two newbuilding containerships, Hull 558 (named Sagitta) and Hull 559 (named Centaurus), for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, based on the U.S. Dollar to Euro exchange rate at the time of delivery, excluding any predelivery expenses). It financed approximately $20.0 million of the aggregate purchase price for the two vessels with its new secured loan agreement, which it entered into with DnB NOR Bank ASA on July 7, 2010 and the remaining amount with the net proceeds of the private offering.

Inflation

The management of Diana Containerships does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Off-balance Sheet Arrangements

As of the date of this information statement, Diana Containerships does not have any off-balance sheet arrangements.

Contractual Obligations

The following table presents the contractual obligations of Diana Containerships as of June 30, 2010, as adjusted to reflect its entry into the loan agreement with DnB NOR Bank ASA.

	Payments due by period
Obligations	Total Amount	1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of dollars)
Administrative Services Agreement(1)	5,205	1,132	2,080	1,993	-
Memorandum of Agreement (2)	42,697	42,697	-	-	-
Long Term Debt (3)	20,000	990	2,640	2,640	13,730

Total	67,902	44,819	4,720	4,633	13,730

(1)
On June 1, 2010, Diana Containerships terminated its existing Consultancy Agreements with companies controlled by its executive officers and the services that were previously provided to Diana Containerships by the consultants are provided by DSS under the Administrative Services Agreement.  Under the Administrative Services Agreement, Diana Containerships pays DSS a monthly fee of $10,000 for administrative services.  DSS has appointed Diana Enterprises Inc., a related party controlled by the Chief Executive Officer and Chairman of Diana Containerships, Mr. Symeon Palios, as broker to assist it in providing services to Diana Containerships pursuant to the Broker Services Agreement, dated June 1, 2010. We have been advised that Diana Containerships expects the fees paid under the Broker Services Agreement to increase to $1.3 million after the completion of an initial public offering. It reimburses this cost to DSS pursuant to the Administrative Services Agreement.  Diana Containerships has also issued an aggregate of 213,331 restricted common shares of a fair value of $3.2 million, pursuant to its 2010 Equity Incentive Plan and related restricted stock grant award agreements, of which 25% (fair value of $0.8 million) has become vested and the remaining shares will vest ratably over three years by one-third each year. Following the completion of an initial public offering of its common stock, we have been advised that Diana Containerships expects to issue an additional 53,333 restricted common shares to its executive officers pursuant to the 2010 Equity Incentive Plan, 25% of which will vest upon the grant of such shares, and the remainder of which will vest ratably over three years from their date of grant.

(2)
Diana Containerships, through its wholly owned subsidiary Orangina, entered into a memorandum of agreement for the purchase of a newbuilding containership identified as Hull 559 (named Centaurus) delivered on July 9, 2010, for a purchase price of Euro 37.3 million. It paid $47.2 million to acquire the vessel (excluding any additional predelivery costs of $0.3 million) with proceeds of the private offering and $10.0 million borrowings under its new secured loan facility for up to $40.0 million ($20.0 million for each vessel).

(3)
On July 7, 2010, Diana Containerships, through its wholly owned subsidiaries, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40.0 million. On July 9, 2010, Diana Containerships drew down two advances of $10.0 million each. The table does not include interest it pays under the loan facility with DnB NOR, which is at LIBOR plus a margin and any mandatory loan cost.

The table above does not include any amounts relating to the vessel management agreements which Diana Containerships have entered into with DSS, discussed under section "Information About Diana Containerships Inc.—Vessel management agreements," on the basis that such agreements are for a non-specific term and may be terminated by either party at no cost with three months' notice.

Critical Accounting Policies

The financial statements of Diana Containerships have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires Diana Containerships to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. Diana Containerships has described below what it believes will be its most critical accounting policies when it acquires and operates vessels, because it generally involves a comparatively higher degree of judgment in their application.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts will be assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from charter agreements that Diana Containerships has entered into for its vessels and may enter into in the future. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term will be accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner will be recognized in the period earned. Deferred revenue will include cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which will be accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of second hand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by Diana Containerships under voyage charter arrangements, except for commissions, which are always paid for by Diana Containerships, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are earned as revenues are earned.

Depreciation

Diana Containerships has recorded the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Diana Containerships depreciates its containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we have been advised Diana Containerships believes is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value. Furthermore, we have been advised that Diana Containerships estimates the residual values of its vessels will be $200 per light-weight ton which it believes is common in the containership shipping industry. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life will be adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Diana Containerships's vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Diana Containerships will capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold will be written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking will include actual costs incurred at the yard and parts used in the drydocking. We have been advised that Diana Containerships believes that these criteria are consistent with industry practice and that its policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

Diana Containerships evaluates the carrying amounts (primarily for vessels and related drydock costs) and periods over which its long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, Diana Containerships should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. Diana Containerships determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries.

Diana Containerships determines undiscounted projected net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 2.5%. Effective fleet utilization will be assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with Diana Containerships's expectations for future fleet utilization under its current fleet deployment strategy.

Share Based Payment

According to Code 718 "Compensation – Stock Compensation" of the Accounting Standards Codification,  Diana Containerships is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. Diana Containerships initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

INFORMATION ABOUT DIANA CONTAINERSHIPS INC.

Overview

Diana Containerships Inc. is a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010, to pursue vessel acquisitions in the container shipping industry. We, a global provider of drybulk transportation services, own approximately 55% of the outstanding common stock of Diana Containerships as of the date of this information statement.  In April 2010, Diana Containerships completed the sale, with FBR Capital Markets & Co. acting as initial purchaser/placement agent, of an aggregate of 5,892,330 common shares in a private transaction, which we refer to as the private offering, with net proceeds of $85.3 million to Diana Containerships, including the sale of 290,000 common shares pursuant to the exercise of FBR Capital Markets & Co.'s option to purchase additional shares.  We purchased $50.0 million of Diana Containerships's common shares in the private offering. Diana Containerships has also issued a total of 213,331 common shares to its executive officers pursuant to its 2010 Equity Incentive Plan that was adopted at the time of the private offering.

On June 8, 2010, Diana Containerships, through its wholly-owned subsidiaries, entered into memoranda of agreement to purchase two newbuilding containerships, from a third-party seller, each with a carrying capacity of approximately 3,426 TEU, for a purchase price of Euro 37.3 million per ship (or $45.7 million and $47.2 million, respectively, based on the U.S. Dollar to Euro exchange rate at the time of delivery) excluding any predelivery expenses. Diana Containerships took delivery of the vessel Sagitta on June 29, 2010 following which the vessel commenced time charter employment with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months from commencement of the charter at a gross daily rate of $16,000.  Diana Containerships took delivery of the Centaurus on July 9, 2010, following which the vessel commenced time charter employment with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400.  On September 4, 2010, following the expiration of this time charter, the vessel was delivered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days from commencement of the charter at a gross daily rate of $20,000. On July 7, 2010, Diana Containerships, through its wholly owned subsidiaries, entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million. Diana Containerships has drawn down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships and it is permitted to draw down one more advance for each of its two vessels up to the lower of (a) $10.0 million and (b) 25% of the market value of the relevant ship.  Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Diana Containerships's Fleet

Set forth below is summary information concerning Diana Containerships's fleet as of November 15, 2010.

Vessel Name	Size	Built	Delivery Date (1)	Charter Expiration (2)	Gross Daily Rate (4)

Sagitta	3,426 TEU	June 2010	June 30, 2010	Mar. 30, 2011 – Jun. 30, 2011 (3)	$16,000
Centaurus	3,426 TEU	July 2010	Sept. 4, 2010	Jul. 21, 2012 – Oct. 19, 2012	$20,000
Total	6,852 TEU
_____________
(1) Date delivered from the owners to the charterers.
(2) Dates reflect the charterer's optional period to re-deliver the vessel.
(3) Charterers have the right to add the off hire days, if any, to the duration of the charter and therefore the optional period may be extended.
(4) Gross daily rates presented do not include commissions payable to third parties of 4.25% of total charterhire in respect of the Sagitta and 1.25% of total charterhire in respect of the Centaurus.

Diana Containerships's Management Team

Diana Containerships's management team is responsible for the strategic management of that company, including the development of its business plan and overall vision for its operations. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels.  Diana Containerships has entered into an Administrative Services Agreement with a wholly-owned subsidiary of ours, Diana Shipping Services S.A., whom we refer to as DSS or the Manager, pursuant to which the Manager provides administrative services to Diana Containerships.  DSS also provides commercial and technical vessel management services to Diana Containerships through separate vessel management agreements between the Manager and each of Diana Containerships's vessel-owning subsidiaries.

We and Diana Containerships have entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements Diana Containerships enters into with DSS, and for six months thereafter, Diana Containerships will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and we will not acquire or charter any vessel, or otherwise operate in, the containership sector.

Diana Containerships's management team is comprised of four executive officers of Diana Shipping led by Mr. Symeon Palios, its Chairman and Chief Executive Officer; Mr. Anastasios Margaronis, Diana Containerships's President and a director; Mr. Ioannis Zafirakis, Diana Containerships's Chief Operating Officer, Secretary and a director; and Mr. Andreas Michalopoulos, Diana Containerships's Chief Financial Officer and Treasurer.  Diana Containerships's management team is responsible for identifying assets for acquisition and for the operation of its business in order to build its fleet and effectively manage its growth.

Diana Containerships's Manager

DSS performs commercial and technical management services for Diana Containerships's vessels.  DSS also manages Diana Shipping's drybulk carrier fleet. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing Diana Containerships's relationships with charterers, obtaining insurance coverage for Diana Containerships's vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Diana Containerships's Manager also provides to it accounting, administrative, financial reporting and other services necessary for the operation of its business. Pursuant to the Administrative Services Agreement, Diana Containerships pays its Manager a monthly fee of $10,000 for administrative services. Diana Containerships, through its vessel-owning subsidiaries, has entered into vessel management agreements with DSS for the provision of commercial and technical management services for the vessels in its fleet. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. Pursuant to a Broker Services Agreement, dated June 1, 2010, the Manager has appointed Diana Enterprises Inc., or Diana Enterprises, a related party, as broker to assist the Manager in providing services to Diana Containerships.  Under the Broker Services Agreement, the Manager pays a commission of $1,040,000 per year to Diana Enterprises.  Diana Containerships reimburses this cost to the Manager pursuant to the Administrative Services Agreement. Please see "Information About Diana Containerships—Administrative Services Agreement," "Information About Diana Containerships—Broker Services Agreement" and "Information About Diana Containerships—Vessel Management Agreements."

Diana Containerships's Arrangements with its Affiliates

Diana Containerships was formed on January 7, 2010, as a wholly-owned subsidiary of ours.   Diana Containerships sold 3,333,333 common shares to us in the private offering for a consideration of $50.0 million.  Pursuant to a registration rights agreement dated April 6, 2010, between Diana Containerships, FBR Capital Markets & Co. and us, Diana Containerships has agreed to register the resale of the common shares owned by us.  See "Registration Rights." As of the date of this information statement, we own approximately 55% of Diana Containerships's common shares.  Diana Containerships has also entered into an Administrative Services Agreement and Broker Services Agreement, and through its vessel-owning subsidiaries, vessel management agreements for each of its vessels, with a related party to us, as described above.

Diana Containerships has issued an aggregate of 213,331 restricted common shares to its executive officers pursuant to the 2010 Equity Incentive Plan.  Of these shares, 25% have vested and the remaining shares vest ratably over three years. In the event Diana Containerships completes an initial public offering, we have been advised that Diana Containerships expects to issue an additional 53,333 restricted common shares to its executive officers pursuant to the 2010 Equity Incentive Plan of which 25% will vest upon the grant of such shares, and the remainder will vest ratably over three years from their date of grant. See "Management—2010 Equity Incentive Plan."

Potential Conflicts of Interest

Diana Containerships's management team is comprised of four executive officers who are also executive officers of ours.  Three of Diana Containerships's executive officers serve both on the board of directors of Diana Containerships and on our board.  Diana Containerships's officers and directors have fiduciary duties to manage its business in a manner beneficial to it and its shareholders.   Those individuals also have fiduciary duties to manage our business in a manner beneficial us and our shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Containerships and us are in conflict. Although we are contractually restricted from competing with Diana Containerships in the containership industry, there may be other business opportunities for which we may compete with Diana Containerships such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on Diana Containerships's business. In addition, Diana Containerships is contractually restricted from competing with us in the drybulk carrier sector, which limits its ability to expand its operations.

Industry Trends

The volume of container trade decreased in 2009 for the first time in recent history, due to the severity of the worldwide recession. For the year as a whole, the volume of global container trade was approximately 10% below that of the corresponding period in 2008. As a result of declining volume and falling rates, global carrier revenues in 2009 were approximately 35% below those of 2008. For the global container industry (excluding the non-operating owners), losses were in excess of $22 billion in 2009, which make 2009 the worst year in the recent history of the industry in terms of losses. However, market conditions improved during the first half of 2010 in tandem with renewed growth in the world economy.

The size of the newbuilding orderbook increased rapidly in the period from 2006 to 2008, when strong freight rates encouraged high levels of new ordering. As of July 30, 2010, newbuilding containerships with an aggregate capacity of 3.97 million TEU were on order, representing 29.8% of the total capacity of the existing cellular containership fleet.

Declining volumes and increasing containership supply led to a decline in containership time charter rates and asset values during 2009 and early 2010. One-year time charter rates for a 3,500 TEU containership declined by 78% from 2007 to 2009.  Secondhand containership values  dropped by more than 50% between late 2007 and early 2010. However, while certain analysts believe that the containership shipping sector is likely to remain volatile, others point to economic indicators that suggest both rates and secondhand values  stabilized in the first part of 2010, and in some cases rates  increased.

At the beginning of the third quarter of 2010, the various containership markets had stabilized. Since early July the average charter rates  increased approximately 12.5% and asset values  gained a mere 9%. However, between early July and early October 2010, the average freight rates for shipments from Shanghai  dropped  by 17%.

During the third quarter of 2010, there was a reduction in confidence compared to the first half of the year but the market has been supported by a combination of strong trade flows and continued supply restraint.  At the start of 2010, an estimated 340 ships of 1.8million TEU were scheduled for delivery. By the end of September 2010, 225 ships (1.1 million TEU) were reported to have been delivered. During the third quarter of 2010 nearly 550,000 TEU entered service and by the end of 2010 it is estimated that about 1.45 million TEU were delivered.

Improved market conditions have led to a slowing of scrapping. Approximately 145,000 TEU were broken up during the first half of  2010 but the third quarter saw a mere 20,000 TEU sent to the scrap yards.  According to industry sources, it is expected that demolitions will reach 150,000 TEU in 2011.

Market Catalysts

Historically, growth in container trade volumes has been driven primarily by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. GDP serves as an indicator of prospective container volumes. While below early predictions, global GDP  increased in 2010 compared to 2009.

Since reaching a peak in late 2008, new ordering  slowed and the containership orderbook  declined in size due to a combination of deliveries, cancellations and conversions to other types of vessels. As  the order book  stood at the end of 2010, it was estimated that about 75 ships with a total container carrying capacity of about 350,000 TEU were scheduled to be delivered during the fourth quarter of 2010. Some deliveries  were expected to be delayed but most of the ships  were expected to be delivered on time.  According to industry sources, deliveries in the fourth quarter  of 2010 were expected to come to about 275,000 TEU.  In the medium term, it is expected that the industry will suffer from a modest over supply of tonnage of about 150,000 TEU, after taking into account a small offset for slow steaming (discussed below). Looking further ahead, while pressure might be brought to bear on the post-Panamax sector, the smaller vessel trades are expected to experience a tonnage shortage.

Other factors can help improve the demand for containerships over and above volume demand growth. One of these factors is slow steaming, which is the slowing down of a vessel's speed to reduce fuel consumption, greenhouse gas emissions as well as operational costs. For example, in a high fuel price environment, liner companies may find it cost-effective to operate more vessels at slower speeds on a given route, in order to save on fuel costs, thus increasing demand for container vessels.

Corporate Structure

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of its vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the following subsidiaries: Likiep Shipping Company Inc. and Orangina Inc., each of which is incorporated under the laws of the Republic of the Marshall Islands.

Diana Containerships maintains its principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Its telephone number at that address is 011 30 210 947 0000. Its office space is provided to it by DSS pursuant to its Administrative Services Agreement with DSS.

Administrative Services Agreement

On April 6, 2010, Diana Containerships entered into an Administrative Services Agreement with DSS, a wholly-owned subsidiary of Diana Shipping, whereby DSS provides to it accounting, administrative, financial reporting and other services necessary for the operation of its business. Diana Containerships actively monitors the performance of its Manager. It has agreed to pay its Manager a monthly fee of $10,000 for these administrative services. The initial term of the agreement is for a period of one year and will automatically renew for successive twelve month periods unless the agreement is terminated as provided therein. The agreement may be terminated by Diana Containerships (i) upon thirty days' written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to Diana Containerships (iv) if the holders of a majority of Diana Containerships's outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and Diana Containerships is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a "change of control" (as defined therein) of the Manager. The Administrative Services Agreement may be terminated by the Manager (i) after the expiration of the initial term, with six months' notice to Diana Containerships; (ii) if Diana Containerships materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of Diana Containerships; (b) the Manager's receipt of written notice from Diana Containerships that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager's receipt of the written notice in the preceding clause (b). If Diana Containerships has knowledge that a change of control of Diana Containerships will occur, it is required to give prompt written notice thereof to the Manager.

Broker Services Agreement

On June 1, 2010, Diana Containerships terminated its existing Consultancy Agreements with companies controlled by each of the executive officers and that services that were previously provided to Diana Containerships by the consultants are provided by DSS under the Administrative Services Agreement.  DSS has appointed Diana Enterprises Inc., a related party controlled by the Chief Executive Officer and Chairman of Diana Containerships, Mr. Symeon Palios, as broker to assist it in providing these services to Diana Containerships pursuant to the Broker Services Agreement, dated June 1, 2010. Pursuant to the agreement, DSS is obligated to pay a commission to Diana Enterprises in the amount of $1,040,000 per year for a term of five years.  The commission shall increase to $1,300,000 following the completion of an initial public offering.  DSS may pay additional commissions with respect to a transaction as the same may be agreed in writing.  In the event that Diana Enterprises terminates the agreement within six months following a Change of Control (as defined in the agreement), Diana Enterprises shall be entitled to a lump sum payment equal to three years' annual commission.

Vessel Management Agreements

DSS also provides commercial and technical management services for Diana Containerships's vessels under separate vessel management agreements with Diana Containerships's vessel owning subsidiaries. The vessel management agreements continue unless terminated by either party giving three months' written notice; provided that Diana Containerships may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager over during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing Diana Containerships's relationships with charterers, obtaining insurance coverage for Diana Containerships's vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. Diana Containerships does not expect to pay management fees for vessels that may be employed under bareboat charters in the future. Diana Containerships may, from time to time, request additional services offered by its Manager, in which case it expects it will pay fees in accordance with industry practice for these services.

Crewing and Employees

Diana Containerships currently has no employees. DSS, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement is responsible to provide services to Diana Containerships and through the Vessel Management Agreements is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in Diana Containerships's fleet. DSS has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. DSS is also responsible for ensuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreement to allow unrestricted worldwide trading of the vessels.

Competition

Diana Containerships operates in markets that are highly competitive and based primarily on supply and demand. Generally, it competes for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies.

The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and, in the past a relative scarcity of secondhand containerships, which necessitated reliance on newbuildings which can take a number of years to complete.

The Customers of Diana Containerships

The customers of Diana Containerships include national, regional, and international companies, such as A.P. Møller-Maersk A/S and CSAV, Valparaiso. Diana Containerships believes that developing strong relationships with the end users of its services allows it to better satisfy their needs with appropriate and capable vessels.

Nasdaq Listing

Diana Containerships's common shares have been approved for listing on the Nasdaq Global Market, or Nasdaq.  The Diana Containerships Shares began trading on a "when-issued" basis on Nasdaq on January 3, 2011 under the ticker symbol "DCIXV" and are expected to begin "regular way" trading on Nasdaq under the ticker symbol "DCIX" on January 19, 2011.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of Diana Containerships's vessels. Diana Containerships is subject to international conventions and treaties, and, in the countries in which its vessels may operate or are registered, national, state and local laws and regulations in force in the countries in which its vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject Diana Containerships's vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require Diana Containerships's to obtain permits, licenses, certificates or approvals for the operation of its vessels. The failure of Diana Containerships to maintain necessary permits, licenses, certificates or approvals could require it to incur substantial costs or temporarily suspend operation of one or more of the vessels in its fleet, or lead to the invalidation or reduction of its insurance coverage.

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, Diana Containerships cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of its vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect Diana Containerships's profitability.

International Maritime Organization (IMO)

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect the business, cash flows, results of operations and financial condition of Diana Containerships. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments are expected to enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, by reducing the sulfur fuel cap with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, has since implemented equivalent emissions standards.  Once these amendments become effective, Diana Containerships may incur costs to comply with the revised standards.

On March 26, 2010, the IMO amended MARPOL to designate areas extending up to 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands and certain portions of French waters as Emission Control Areas under the MARPOL Annex VI amendments. Once the designations take effect in August 2012, ocean-going vessels in these areas will be subject to stringent emission controls. As a result of these designations or similar future designations, Diana Containerships may be required to incur additional operating or other costs. Diana Containerships cannot assure you that the jurisdictions in which its vessels operate will not adopt more stringent emissions standards independent of the IMO.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

The operations of Diana Containerships are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Diana Containerships relies upon the safety management system that it and its technical manager implements for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Diana Containerships believes that it has all material requisite documents of compliance for its offices and safety management certificates for all of its vessels for which such certificates are required by the ISM Code. It will renew these documents of compliance and safety management certificates as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. Diana Containerships believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM, in February 2004. BWM's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. If mid-ocean ballast exchange is made mandatory, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operations of Diana Containerships.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Although OPA is primarily directed at oil tankers (which are not operated by Diana Containerships), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to the operations of Diana Containerships.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank vessel that is over 3,000 gross tons (subject to possible adjustment for inflation), and we have been advised that Diana Containerships expects its fleet will be composed of such vessels. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.

Diana Containerships maintains pollution liability coverage insurance in the amount of $1 billion per incident for each of its vessels. If the damages from a catastrophic spill were to exceed its insurance coverage, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on Diana Containerships's vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict its vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, the European Union had indicated that it intended to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO (or the UNFCCC) by December 31, 2010, which did not occur.

The IMO has drafted two new sets of proposed mandatory requirements to address greenhouse gas emissions from ships: the Energy Efficiency Design Index that will require a minimum energy efficiency level per capacity mile, applicable to new vessels, and the Ship Energy Efficiency Management Plan, applicable to currently operating vessels.  Both of these standards are being considered by the IMO, and the enactment of either standard could cause Diana Containerships to incur additional compliance costs.  The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on Diana Containerships's operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases from motor vehicles threaten public health and safety and promulgated regulations in May 2010 that regulate such emission of greenhouse gases. In 2009 and 2010, the EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule potentially imposing control technology requirements on certain stationary sources subject to Title V of the federal Clean Air Act.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where Diana Containerships may operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restricts emissions of greenhouse gases could require Diana Containerships to make significant financial expenditures that it cannot predict with certainty at this time. In addition, even without such regulation, Diana Containerships's business may be indirectly affected to the extent that such regulation reduces demand for the materials that it carries in its vessels. Diana Containerships's operations may also be affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have been advised that Diana Containerships intends to implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel's age and other factors, this inspection can often be done afloat with minimal disruption to the vessel's commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All new and secondhand vessels that Diana Containerships purchases must be certified prior to their delivery under its standard agreements.

100% Container Screening

The United States signed into law the 9/11 Commission Act on August 3, 2007. The Act requires that all containers destined to the United States be scanned by x-ray machines before leaving port. This new requirement for 100% scanning is set to take effect in 2014. Ports that ship to the United States will likely have to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Risk of Loss and Insurance Coverage

General

The operation of any containership vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While Diana Containerships plans to maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for its vessels that it acquires in amounts that it believes to be prudent to cover normal risks in its operations, it may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while Diana Containerships plans to procure adequate insurance coverage, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We have been advised that Diana Containerships plans to maintain for any vessels it acquires marine hull and machinery and war risks insurance, which would cover the risk of actual or constructive total loss. We have been advised that Diana Containerships expects that any vessels it acquires would be covered up to at least fair market value with deductibles which vary according to the size and value of the vessel. It also plans to maintain increased value coverage for any vessels it acquires. Under this increased value coverage, in the event of total loss of a vessel, Diana Containerships would be entitled to recover amounts not recoverable under its hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which insure Diana Containerships's third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

Diana Containerships procures protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association which is a member of the International Group, Diana Containerships is subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Association based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited, the P&I Association in which Diana Containerships's vessels are entered, did not charge any supplemental calls for the 2007/08, 2008/09, or 2009/10 policy years. Diana Containerships does not know whether any supplemental calls will be charged in respect of 2010/11, which is the first year in which Diana Containerships's vessels were entered with the P&I Association. To the extent Diana Containerships experiences supplemental calls, its policy is to expense such amounts.

Legal Proceedings

Diana Containerships has not been involved in any legal proceedings which may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is it aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, Diana Containerships may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. It expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Diana Containerships's common stock.

MANAGEMENT

Directors and Senior Management

Set forth below are the names and positions of the directors and executive officers of Diana Containerships. The board of directors of Diana Containerships is elected annually on a staggered basis, and each director elected holds office for a three year term. The term of the Class I directors expires at the 2011 annual general meeting, the term of the Class II directors expires at the 2012 annual general meeting and the term of the Class III directors expires at the 2013 annual general meeting.  The officers of Diana Containerships are appointed from time to time by the respective board of directors and hold office until a successor is elected.

All of the executive officers of Diana Containerships are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	68	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	54	Class II Director and President
Ioannis Zafirakis	39	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	39	Chief Financial Officer and Treasurer
Konstantinos Fotiadis	59	Class III Director
Antonios Karavias	67	Class I Director
Nikolaos Petmezas	60	Class III Director
Reidar Brekke	48	Class II Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as the Chief Executive Officer and Chairman of Diana Containerships since January 13, 2010 and has served as Chief Executive Officer and Chairman of Diana Shipping since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on behalf of Diana Containerships the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of Diana Containerships's activities. Mr. Palios has 40 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios Margaronis has served as the Director and President of Diana Containerships since January 13, 2010 and has served in these positions with Diana Shipping since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on behalf of Diana Containerships the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing Diana Containerships's insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 27 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as the Director, Chief Operating Officer and Secretary of Diana Containerships since January 13, 2010 and has served as Director and Executive Vice President and Secretary of Diana Shipping since February 14, 2008, as the Vice President and Secretary of that company since February 21, 2005 and as a director of that company since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on the behalf of Diana Shipping the services he now performs as Executive Vice President of that company. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as the Chief Financial Officer and Treasurer of Diana Containerships since January 13, 2010 and has served in these positions with Diana Shipping since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President International Business Development, Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honours in 1993 obtaining a MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios.

Konstantinos Fotiadis has served as an independent Director and as the Chairman of the Audit Committee of Diana Containerships since the completion of the private offering. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Antonios Karavias has served as an independent Director and as the Chairman of the Compensation Committee of Diana Containerships and member of the Audit Committee of Diana Containerships since the completion of the private offering. Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor's degree in Economics from Mississippi State University and a master's degree in Economics from Pace University.

Nikolaos Petmezas has served as an independent Director and as a member of the Compensation Committee of Diana Containerships since the completion of the private offering. Mr. Petmezas has served since 2001 as the C.E.O. of Maersk-Svitzer-Wijsmuller B.V. and, prior to its acquisition by Maersk, as a Partner and as C.E.O. of Wijsmuller Shipping Company B.V. He has also served since 1989 as the C.E.O. of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the C.E.O. of Shipcare Technical Services Shipping Co. LTD. Since 1995 Mr. Petmezas has served as well as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the board of directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding sales positions at Austin & Pickersgill Ltd. and British Shipbuilders Corporation until 1983. Mr. Petmezas has been an Advisor at Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been an advisor and deal-maker in the international energy and transportation sector for the last 15 years. Mr. Brekke has served since January 2010 as President of Energy Capital Solutions, Inc. located in Florida. He also founded Energy Capital Services Inc. located in New York in March 2008 which provided strategic and financial advisory services to international shipping and energy related companies. In addition, he served as President of ECS Inc., a shipping and energy industry consulting and advisory services company, from March 2008 to December 2009. Previously, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector, from 2003 to January 2008. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marin Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker-dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs – Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of three privately-held companies involved in container logistics, container leasing and drybulk shipping.

Actions by the Board of Directors of Diana Containerships

The amended and restated bylaws of Diana Containerships provide that vessel acquisitions and disposals from or to a related party and long term time charter employment with any charterer that is a related party will require the unanimous approval of the independent members of the board of directors of Diana Containerships and that all other material related party transactions shall be subject to the approval of a majority of the independent members of the board of directors.

Compensation of Directors and Senior Management

The members of the senior management of Diana Containerships are compensated through their affiliation with Diana Enterprises and its respective Broker Services Agreement with DSS. We have been advised that the commission payable by its Manager to Diana Enterprises (for which Diana Containerships reimburses its Manager) is approximately $1.04 million prior to the completion of an initial public offering and that such amount will increase to approximately $1.3 million following the completion of an initial public offering. Until the second anniversary of the completion of the private offering, any increase in these amounts is subject to the approval of the independent members of the board of directors of Diana Containerships. Diana Enterprises is a related party controlled by Diana Containerships's Chief Executive Officer and Chairman Mr. Symeon Palios.

The non-executive directors of Diana Containerships receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. Diana Containerships does not have a retirement plan for its officers or directors.

Committees of the Board of Directors

Diana Containerships has established an audit committee comprised of two independent members of its board of directors, who are responsible for reviewing its accounting controls and recommending to the board of directors the engagement of its outside auditors. The audit committee of Diana Containerships is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions will be subject to the approval of the audit committee. Mr. Konstantinos Fotiadis serves as the Chairman of the audit committee and we have been advised that Diana Containerships believes that he qualifies as an audit committee financial expert; as such term is defined under Securities and Exchange Commission rules. Diana Containerships has established a compensation committee comprised of two independent directors which is responsible for recommending to the board of directors its senior executive officers' compensation and benefits. Mr. Antonios Karavias serves as the Chairman of the compensation committee and Mr. Nikolaos Petmezas serves as a member of the compensation committee of Diana Containerships. Diana Containerships has also established an executive committee comprised of three directors, Mr. Symeon Palios, Mr. Anastasios Margaronis and Mr. Ioannis Zafirakis. The executive committee is responsible for the overall management of Diana Containerships's business.

2010 Equity Incentive Plan

Diana Containerships has adopted an equity incentive plan, which it refers to as the plan, under which directors, officers, employees, consultants and service providers of it and its subsidiaries and affiliates will be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. Diana Containerships has reserved a total of 392,198 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan will be administered by the compensation committee of Diana Containerships, or such other committee of its board of directors as may be designated by the board to administer the plan. Diana Containerships has issued a total of 213,331 restricted shares under the plan to its executive officers.

Following the completion of an initial public offering, we have been advised that Diana Containerships expects to issue an additional 53,333 restricted common shares to its executive officers pursuant to the 2010 Equity Incentive Plan, of which 25% will vest upon the grant of such shares, and the remainder of which will vest ratably over three years from their date of grant.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the fair market value of a common share on the date of grant and (ii) the par value of one share of common stock. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator in accordance with the terms of the plan. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

The board of directors of Diana Containerships may amend the plan and may amend outstanding awards, provided that no such amendment may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of such grantee. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by the board of directors of Diana Containerships, the plan will expire ten years from the date the plan is adopted. The plan administrator may cancel any award and amend any outstanding award agreement except no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the outstanding award.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial owners of more than five percent of Diana Containerships's common shares and of its officers and directors as a group as of the date of this information statement, and as adjusted to give effect to the partial spin-off.  All of the shareholders of Diana Containerships, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the Securities and Exchange Commission's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this information statement, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We have been advised that as of the date of this information statement, Diana Containerships had 6,106,161 common shares issued and outstanding, and the percentage of beneficial ownership below is based on this figure.

	Shares Beneficially Owned Prior to Partial Spin-Off			Shares Beneficially Owned After Partial Spin-Off
Identity of person or group	Number		Percentage	Number		Percentage
Diana Shipping Inc.	3,333,833		54.6%	666,767		11.0%
FBR Capital Markets PT, Inc.	709,220		11.6%	709,220		11.6%
Barclays Bank Plc	554,500		9.1%	554,500		9.1%
FBR Capital Markets & Co.	364,610		6.0%	364,610		6.0%
Symeon Palios	76,190	(1)(2)	1.2%	556,018	(1)(2)(6)	9.1%
Anastasios Margaronis	66,165	(1)(3)	1.1%	77,099	(1)(3)(6)	1.3%
Ioannis Zafirakis	34,886	(1)(4)	*	41,893	(1)(4)(6)	*
Andreas Michalopoulos	36,090	(1)(5)	*	43,337	(1)(5)(6)	*
All directors and officers, as a group	213,331		3.5%	718,347	(6)	11.8%

(1) Of these shares, 25% have become vested and the remaining shares vest ratably over a three year period.

(2) Mr. Palios may be deemed to beneficially own 76,190 of these common shares through Taracan Investments S.A., a company of which he is the controlling person.

(3) Mr. Margaronis may be deemed to beneficially own 66,165 of these common shares through Weever S.A., a company of which he is the controlling person.

(4) Mr. Zafirakis may be deemed to beneficially own 34,886 of these common shares through D&G S.A., a company of which he is the controlling person.

(5) Mr. Michalopoulos may be deemed to beneficially own 36,090 of these common shares through Love Boat S.A., a company of which he is the controlling person.

(6)  Following the partial spin-off, Mr. Palios may be deemed, indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Palios exercises sole voting and dispositive power, to beneficially own 464,922 of these common shares.  Corozal Compania Naviera S.A. and Ironwood Trading Corp., as well as Messrs. Palios, Margaronis, Zafirakis, Michalopoulos, and our independent directors William (Bill) Lawes, Konstantinos Psaltis, Boris Nachamkin and Apostolos Kontoyannis are expected to enter into agreements with FBR Capital Markets & Co. whereby, beginning on the distribution date of the spin-off until 180 days thereafter, subject to certain exceptions, none of them will, without the prior written consent of FBR Capital Markets & Co. which may be withheld or delayed in FBR Capital Markets & Co.'s sole discretion: offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of Diana Containerships's equity securities or any securities convertible into or exercisable or exchangeable for Diana Containerships's equity securities; or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of Diana Containerships's equity securities, whether any such transaction described above is to be settled by delivery of shares of Diana Containerships's common stock or such other securities, in cash or otherwise.

*Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In April 2010, Diana Containerships issued in a private offering an aggregate of 3,333,333 common shares to us, which amounted to approximately 55% of its then-outstanding common shares, in exchange for $50.0 million.

For a description of Diana Containerships's Administrative Services Agreement with Diana Shipping Services S.A., relating to the provision of administrative services to Diana Containerships , please see "Information about Diana Containerships Inc.—Administrative Services Agreement."

For a description of the Vessel Management Agreements between the wholly owned subsidiaries of Diana Containerships and Diana Shipping Services S.A. relating to the provision of management services for Diana Containerships's vessels, please see "Information about Diana Containerships Inc.—Vessel Management Agreements."

For a description of the Broker Services Agreement by and between DSS and Diana Enterprises Inc., a related party controlled by Diana Containerships's Chief Executive Officer and Chairman Mr. Symeon Palios, please see "Information about Diana Containerships Inc.—Broker Services Agreement."

For a description of the registration rights agreement by and among Diana Containerships, FBR Capital Markets & Co. and Diana Shipping, please see "Registration Rights."

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of the amended and restated articles of incorporation and bylaws of Diana Containerships. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read the amended and restated articles of incorporation and bylaws of Diana Containerships, copies of which may be obtained from Diana Containerships as set forth under "Where You Can Find Additional Information."

Purpose

The purpose of Diana Containerships, as stated in its amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands (the "BCA"). Its amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of its shareholders.

Authorized Capitalization

Under the amended and restated articles of incorporation of Diana Containerships, its authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, of which we have been advised 6,106,161 shares are issued and outstanding, and 25.0 million shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the board of directors Diana Containerships out of funds legally available for dividends. Upon Diana Containerships's dissolution or liquidation or the sale of all or substantially all of its assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of its common stock will be entitled to receive pro rata its remaining assets available for distribution. Except as provided below under "—Preemptive Rights," holders of common stock do not have conversion, exchange, redemption or preemptive rights to subscribe to any of Diana Containerships's securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which Diana Containerships may issue in the future.

Preferred Stock

The amended and restated articles of incorporation of Diana Containerships authorize its board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Preferred Stock Purchase Rights

Diana Containerships has entered into a stockholders rights agreement dated August 2, 2010, or the Stockholders Rights Agreement, with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of its common stock includes one right, which it refers to as a Right that entitles the holder to purchase from it a unit consisting of one one-thousandth of a share of its preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire Diana Containerships without the approval of the board of directors of Diana Containerships. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire Diana Containerships . Because its board of directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by Diana Containerships's board of directors.

Diana Containerships has summarized the material terms and conditions of the Stockholders Rights Agreement and the related Rights below.

Detachment of the Rights

The Rights are attached to all certificates representing Diana Containerships's currently outstanding common stock and will attach to all common stock certificates it issues prior to the Rights distribution date that it describes below. The Rights are not exercisable until after the Rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the Rights plan, unless Diana Containerships redeems or exchanges them earlier as it describes below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	the 10th day after public announcement that a person or group has acquired ownership of 15% or more of Diana Containerships's common stock or

•
the 10th business day (or such later date as determined by Diana Containerships's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of Diana Containerships's common stock.

"Acquiring person" is generally defined in the Stockholders Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 15% or more of Diana Containerships's common stock.  However, Diana Shipping Inc. is excluded from the definition of "acquiring person." In addition, persons who beneficially own 15% or more of Diana Containerships's common stock on the effective date of the Stockholders Rights Agreement are excluded from the definition of "acquiring person" until such time as they acquire additional shares in excess of 1% of Diana Containerships's then outstanding common stock as specified in the Stockholders Rights Agreement for purposes of the Rights, and therefore until such time, their ownership cannot trigger the Rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by Diana Containerships, will not become acquiring persons as a result of those transactions.

The board of directors of Diana Containerships may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the Rights distribution date:

•	Diana Containerships's common stock certificates will evidence the Rights, and the Rights will be transferable only with those certificates; and

•	any new common stock will be issued with Rights and new certificates will contain a notation incorporating the Stockholders Rights Agreement by reference.

As soon as practicable after the Rights distribution date, the Rights Agent will mail certificates representing the Rights to holders of record of common stock at the close of business on that date. After the Rights distribution date, only separate Rights certificates will represent the Rights.

Diana Containerships will not issue Rights with any shares of common stock it issues after the Rights distribution date, except as its board of directors may otherwise determine.

Flip-In Event

A "flip-in event" will occur under the Stockholders Rights Agreement when a person becomes an acquiring person other than pursuant to certain kinds of permitted offers. An offer is permitted under the Stockholders Rights Agreement if a person will become an acquiring person pursuant to a merger or other acquisition agreement that has been approved by the board of directors of Diana Containerships prior to that person becoming an acquiring person.

If a flip-in event occurs and Diana Containerships has not previously redeemed the Rights as described under the heading "Redemption of Rights" below or, if the acquiring person acquires less than 50% of its outstanding common stock and Diana Containerships does not exchange the Rights as described under the heading "Exchange of Rights" below, each Right, other than any Right that has become void, as it describes below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of its securities, having a current market price equal to two times the exercise price of such Right.

When a flip-in event occurs, all Rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the Stockholders Rights Agreement specifies.

Flip-Over Event

A "flip-over event" will occur under the Stockholders Rights Agreement when, at any time after a person has become an acquiring person:

•	Diana Containerships is acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type described above; or

•	50% or more of Diana Containerships's assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a Right, other than any Right that has become void as is described under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such Right.

Antidilution

The number of outstanding Rights associated with the common stock of Diana Containerships is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of its common stock occurring prior to the Rights distribution date. With some exceptions, the Stockholders Rights Agreement will not require Diana Containerships to adjust the exercise price of the Rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require Diana Containerships to issue fractional shares of its preferred stock that are not integral multiples of one-thousandth of a share, and, instead it may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.

Redemption of Rights

At any time until the date on which the occurrence of a flip-in event is first publicly announced, Diana Containerships may order redemption of the Rights in whole, but not in part, at a redemption price of $0.01 per Right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At its option, Diana Containerships may pay that redemption price in cash or shares of common stock. The Rights are not exercisable after a flip-in event if they are timely redeemed by Diana Containerships or until ten days following the first public announcement of a flip-in event. If the board of directors of Diana Containerships timely orders the redemption of the Rights, the Rights will terminate on the effectiveness of that action.

Exchange of Rights

Diana Containerships may, at its option, exchange the Rights (other than Rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per Right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than Diana Containerships or its existing stockholders becoming the beneficial owner of 50% or more of its outstanding common stock for the purposes of the Stockholders Rights Agreement.

Amendment of Terms of Rights

During the time the Rights are redeemable, Diana Containerships may amend any of the provisions of the Stockholders Rights Agreement, other than by decreasing the redemption price. Once the Rights cease to be redeemable, Diana Containerships generally may amend the provisions of the Stockholders Rights Agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of Rights, excluding the interests of any acquiring person; or

•
to shorten or lengthen any time period under the Stockholders Rights Agreement, except that it cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of Rights other than an acquiring person.

Preemptive Rights

Under the amended and restated articles of incorporation of Diana Containerships, its shareholders have the right, including Diana Shipping, to purchase, at the same price per share as new investors, such additional shares of Diana Containerships's common stock in order to maintain their respective beneficial ownership percentages in the event Diana Containerships issues further equity, other than pursuant to the 2010 Equity Incentive Plan, prior to the completion of an initial public offering.

Directors

The directors of Diana Containerships are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

The board of directors of Diana Containerships must consist of at least three members. The amended and restated articles of incorporation of Diana Containerships provide that the board of directors may only change the number of directors by a vote of not less than two-thirds of the entire board. Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors of Diana Containerships has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to Diana Containerships.

Shareholder Meetings

Under the amended and restated bylaws of Diana Containerships annual shareholder meetings will be held at a time and place selected by its board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called for any purpose or purposes at any time by a majority of the board of directors of Diana Containerships, the chairman of its board of directors or an officer of Diana Containerships who is also a director. The board of directors of Diana Containerships may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meetings, present in person or by proxy, will constitute a quorum at all meetings of shareholders.

Dissenters' Rights of Appraisal and Payment

Under the BCA, the shareholders of Diana Containerships have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of its assets not made in the usual course of its business, and receive payment of the fair value of their shares. In the event of any further amendment of the amended and restated articles of incorporation of Diana Containerships a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that Diana Containerships and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of the shareholders of Diana Containerships may bring an action in its name to procure a judgment in its favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties.

The amended and restated bylaws of Diana Containerships provide that certain individuals, including its directors and officers, are entitled to be indemnified by Diana Containerships to the extent authorized by the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Diana Containerships shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, subject to certain conditions. It believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the amended and restated articles of incorporation and bylaws of Diana Containerships may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Diana Containerships and its shareholders. In addition, your investment may be adversely affected to the extent Diana Containerships pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of the directors, officers or employees of Diana Containerships for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of the Amended and Restated Articles of Incorporation and Bylaws of Diana Containerships

Several provisions of the amended and restated articles of incorporation and bylaws of Diana Containerships may have anti-takeover effects. These provisions, which are summarized below, are intended to avoid costly takeover battles, lessen its vulnerability to a hostile change of control and enhance the ability of its board of directors to maximize shareholder value in connection with any unsolicited offer to acquire Diana Containerships . However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of Diana Containerships by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of the amended and restated articles of incorporation of Diana Containerships, its board of directors has authority, without any further vote or action by its shareholders, to issue up to 25 million shares of blank check preferred stock. The board of directors of Diana Containerships may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of Diana Containerships or the removal of its management.

Classified Board of Directors

The amended and restated articles of incorporation of Diana Containerships provide for the division of its board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of the board of directors of Diana Containerships will be elected each year. This classified board provision could discourage a third party from making a tender offer for Diana Containerships's shares or attempting to obtain control of Diana Containerships. It could also delay shareholders who do not agree with the policies of the board of directors of Diana Containerships from removing a majority of its board of directors for two years.

Election and Removal of Directors

The amended and restated articles of incorporation of Diana Containerships prohibit cumulative voting in the election of directors. The amended and restated bylaws of Diana Containerships require parties other than the board of directors to give advance written notice of nominations for the election of directors. The amended and restated articles of incorporation of Diana Containerships also provide that its directors may be removed only for cause and only upon the affirmative vote of two-thirds of the outstanding shares of its capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Under the BCA, the amended and restated articles of incorporation and bylaws of Diana Containerships any action required or permitted to be taken by its shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of its shareholders. Its amended and restated articles of incorporation and bylaws provide that, unless otherwise prescribed by law, only a majority of its board of directors, the chairman of its board of directors or an officer of Diana Containerships who is also a director may call special meetings of its shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of its board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The amended and restated bylaws of Diana Containerships provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at the principal executive offices of Diana Containerships not less than 150 days and not more than 180 days prior to the one-year anniversary of the preceding year's annual meeting. The amended and restated bylaws of Diana Containerships also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Special Provision Regarding Use of Proceeds of Diana Containerships's April 2010 Private Offering

Diana Containerships's amended and restated by-laws provide that, by April 6, 2012, it is obligated to either complete an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, or use at least ninety percent (90%) of the net proceeds of its private offering (i) to fund containership acquisitions; (ii) for capital expenditures relating to its vessels; (iii) for vessel operating expenses, which may include expenses incurred in the lay-up of its vessels, and reasonable reserves established by its board of directors for any such operating or lay-up expenses; (iv) general and administrative expenses; and (v) other expenses related to the ownership, operation, management and maintenance of its containerships (the items set forth in clauses (i) to (v) above are referred to collectively as a "Permitted Purpose").

In the event that on April 6, 2012, (i) Diana Containerships had not completed an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, and (ii) Diana Containerships had not applied at least ninety percent (90%) of the net proceeds of the private offering to a Permitted Purpose then its board of directors would be obligated to call within 60 days of such date a special meeting of shareholders in accordance with its amended and restated by-laws to consider and vote upon a proposal to distribute to its shareholders the amount of net proceeds of the private offering that has not been expended by Diana Containerships for a Permitted Purpose as of such date.

We have been advised that, as of the date of this information statement, Diana Containerships has applied approximately 90% of the net proceeds of the private offering to a Permitted Purpose and accordingly, Diana Containerships has satisfied the above requirements.

Transfer Agent

The registrar and transfer agent for the common stock is BNY Mellon Shareowner Services.

REPUBLIC OF THE MARSHALL ISLANDS CORPORATION CONSIDERATIONS

Diana Containerships's corporate affairs are governed by its amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and Diana Containerships cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Marshall Islands	Delaware

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Marshall Islands	Delaware

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Marshall Islands	Delaware
Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Marshall Islands	Delaware
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

Marshall Islands	Delaware

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney's fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

REGISTRATION RIGHTS

Registration Rights Agreement

Diana Containerships has entered into a registration rights agreement, dated April 6, 2010, with FBR Capital Markets & Co. and Diana Shipping.  The registration rights agreement covers the shares sold in the private offering, including shares purchased by Diana Shipping Inc., plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise.  Diana Shipping shareholders receiving Diana Containerships Shares in the partial spin-off will receive shares that are freely tradable and will not be entitled to any rights under the registration rights agreement.

We have been advised that on November 19, 2010, pursuant to the registration rights agreement, Diana Containerships closed a registered exchange offer for 2,532,330 common shares, that were issued in the April 2010 private placement, pursuant to a registration statement on Form F-4 (Registration No. 333-169974) filed with the Commission on October 15, 2010, which may be viewed for further information. Diana Containerships has agreed to maintain the effectiveness of the exchange offer registration statement until the earlier of (a) 120 days after the closing of the exchange offer and (b) such time as all Participating Broker-Dealers (as defined in the agreement) no longer own any Registrable Shares (as defined in the agreement).

Resale Registration Statement

Under the registration rights agreement, in the event that  upon completion of the exchange offer any of the holders shall so request in connection with any offering or sale of the Registrable Shares (as defined therein), Diana Containerships has agreed to cause to be filed with the Securities and Exchange Commission as soon as practicable after such request (but in no event later than the date that is 60 days after the date of such request ), one resale Registration Statement on Form F-1 or such other form under the Securities Act then available to Diana Containerships providing for the resale of the outstanding Registrable Shares pursuant to Rule 415 from time to time by the holders.  Diana Containerships has agreed to use its reasonable efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable after the initial filing thereof and to remain effective, subject to applicable black-out provisions, until the earlier of (A) such time as all Registrable Shares covered thereby have been sold in accordance with the intended distribution of such Registrable Shares, (B) there are no Registrable Shares outstanding or (C) the first anniversary of the effective date of such resale registration statement (subject to extension under certain circumstances) and the condition that the Registrable Shares have been transferred to an unrestricted CUSIP and are listed on the New York Stock Exchange or the Nasdaq Global Market, or on an alternative trading system with the Registrable Shares qualified under the applicable state securities or "blue sky" laws of all fifty (50) states); provided, however, that if Diana Containerships has an effective resale registration statement on Form F-1 (or other form then available to Diana Containerships) under the Securities Act and becomes eligible to use Form F-3 or such other short-form registration statement form under the Securities Act, Diana Containerships may, upon thirty (30) business days' prior written notice to all holders, register any Registrable Shares registered but not yet distributed under the effective resale registration statement on such a short-form shelf registration statement and, once the short-form shelf registration statement is declared effective, withdraw the previous registration statement and, if permitted, transfer the filing fees from the previous registration statement (such transfer pursuant to Rule 429, if applicable) unless any holder registered under the initial resale registration statement notifies Diana Containerships within fifteen (15) business days of receipt of Diana Containerships's notice that it intends to file a new registration statement that withdrawal of the initial resale registration statement would interfere with its distribution of Registrable Shares already in progress, in which case, Diana Containerships shall delay the effectiveness of the shelf registration statement and termination of the then-effective initial resale registration statement for a period of not less than thirty (30) days from the date that Diana Containerships receives the notice from such holders requesting a delay.  Any shelf registration statement shall provide for the resale from time to time, subject to certain conditions, and pursuant to any method or combination of methods legally available (including, without limitation, an underwritten offering, a direct sale to purchasers or a sale through brokers or agents, which may include sales over the internet) by the holders of any and all Registrable Shares.  Diana Containerships is not obligated to maintain the effectiveness of any shelf registration statement beyond the first anniversary of the effective date of the initial resale registration statement (subject to extension as provided in the agreement and the condition that the Registrable Shares have been transferred to an unrestricted CUSIP and are listed on the New York Stock Exchange or the Nasdaq Global Market, or on an alternative trading system with the Registrable Shares qualified under the applicable state securities or "blue sky" laws of all fifty (50) states).

In the event Diana Containerships proposes to file a registration statement for an initial public offering of its common stock before the later of (A) April 6, 2011, and (B) the earlier of (i) the completion of the exchange offer, or (ii) the effectiveness of the resale registration statement, Diana Containerships has granted the holders of the common stock sold in the private offering certain "piggy-back" registration rights. The selling shareholders who may participate in an initial public offering would be the result of the exercise of these piggy-back registration rights. Holders of the common stock of Diana Containerships who elect, pursuant to the registration rights agreement, to include their shares of its common stock for resale in this initial public offering will not be able to sell any of their shares of its common stock that are not included in an initial public offering during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering of its common stock). Those holders of Registrable Shares (as defined in the agreement) who do not elect, despite their right to do so under the registration rights agreement, to include their shares of its common stock for resale in an initial public offering may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of its common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of its common stock.

Notwithstanding the foregoing, Diana Containerships will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the registration statement filed pursuant to the registration rights agreement (and therefore suspend sales under the registration statement) for certain periods, referred to as "blackout periods," if, among other things, any of the following occurs:

(a) the representative of the underwriters of an underwritten offering of primary shares by Diana Containerships has advised it that the sale of shares of its common stock under the registration statement would have a material adverse effect on such underwritten offering of primary shares;

(b) a majority of the independent members of the board of directors of Diana Containerships determines in good faith that (1) the offer or sale of any shares of its common stock under the registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving Diana Containerships; (2) after the advice of counsel, the sale of the shares covered by the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (3) either (x) Diana Containerships has a bona fide business purpose for preserving the confidentiality of the proposed transaction or information, (y) disclosure would have a material adverse effect on Diana Containerships or its ability to consummate the proposed transaction, or (z) the proposed transaction renders Diana Containerships unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the registration statement to become effective or promptly amend or supplement the registration statement, as applicable; or

(c) a majority of the independent members of the board of directors of Diana Containerships determines in good faith, after the advice of counsel, that it is required by law, rule or regulation, or that it is in its best interests, to supplement the registration statement or file a post-effective amendment to the registration statement in order to incorporate information into the registration statement for the purpose of (1) including in the registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the registration statement any facts or events arising after the effective date of the registration statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the registration statement any material information with respect to the plan of distribution not disclosed in the registration statement or any material change to such information.

The cumulative blackout periods in any rolling 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and, furthermore, may not exceed 60 days in any rolling 90-day period.

In addition to this limited ability to suspend use of the registration statement, until Diana Containerships is eligible to incorporate by reference into the registration statement its annual and current reports that will be filed after the effectiveness of its registration statement, it will be required to amend or supplement the registration statement to include its quarterly and annual financial information and other developments material to it. Therefore, sales under the registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

A holder that sells the common stock of Diana Containerships pursuant to a resale registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of Diana Containerships's common stock may be required to deliver information to be used in connection with the resale registration statement in order to have such holder's shares of its common stock included in the resale registration statement.

Each common stock certificate may contain a legend to the effect that the holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the registration rights agreement. In that regard, each holder will be deemed to have agreed that, upon receipt of notice of occurrence of any event which makes a statement in the prospectus which is part of the registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the Registration Rights Agreement, such holder will suspend the sale of Diana Containerships's common stock pursuant to such prospectus until Diana Containerships has amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or it has given notice that the sale of the common stock may be resumed.

In connection with the filing of a registration statement of Diana Containerships, Diana Containerships has agreed to use its reasonable efforts (including, without limitation, seeking to cure in its listing application any deficiencies cited by the exchange or market) to list its common stock on the New York Stock Exchange, Inc. or The Nasdaq Global Market and thereafter maintain the listing on such exchange.  The Diana Containerships Shares began trading on the Nasdaq Global Market on a "when-issued" basis under the ticker symbol "DCIXV" on January 3, 2011.  Diana Containerships's common stock is expected to begin 'regular-way" trading on the Nasdaq Global Market under the ticker symbol "DCIX" on January 19, 2011.

Diana Containerships will bear certain expenses incident to its registration obligations upon exercise of these registration rights, including the payment of federal securities law and state blue sky registration fees, except that it will not bear any brokers' or underwriters' discounts and commissions or transfer taxes relating to sales of shares of its common stock. Diana Containerships has agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its shares of its common stock pursuant to these registration rights. Each selling stockholder will in turn agree to indemnify Diana Containerships for federal or state securities law violations that occur in reliance upon written information it provides for it in the registration statement.

Although we have been advised that Diana Containerships intends to file the resale registration statement described above in accordance with the provisions of the registration rights agreement, there can be no assurance that the registration statement will be filed or, if filed, that it will become effective.

Diana Containerships will also provide, upon request, each holder of registrable shares copies of the prospectus that is a part of the registration statement, notify such holder when the registration statement has become effective, and take certain other actions as are required to permit unrestricted resales.

The registration rights agreement is governed by, and shall be construed in accordance with, the laws of the State of New York. The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. The registration rights agreement has been filed as Exhibit 4.2 to the registration statement on Form F-4 (Registration No. 33-169974) filed with the Commission on October 15, 2010.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the partial spin-off and the ownership of common stock of Diana Containerships received in the partial spin-off. This discussion does not purport to deal with the tax consequences of the partial spin-off or the ownership of Diana Containerships common stock to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of Diana Shipping common stock or Diana Containerships common stock, may be subject to special rules. This discussion deals only with holders who acquire Diana Containerships common stock in the partial spin-off and hold such common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the partial spin-off and the ownership of Diana Containerships common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the partial spin-off, the ownership of Diana Containerships common stock and the activities of Diana Containerships.  A holder of Diana Shipping common stock will not be subject to withholding tax or income tax in the Marshall Islands as a result of the receipt of Diana Containerships common stock in the partial spin-off.  Diana Containerships is incorporated in the Marshall Islands. Under current Marshall Islands law, Diana Containerships is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Diana Containerships to its shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the U.S. counsel of Diana Shipping and Diana Containerships, the following are the material U.S. federal income tax consequences of (i) the partial spin-off to U.S. Holders and Non-U.S. Holders, each as defined below, (ii) the ownership of Diana Containerships common stock received in the partial spin-off to such holders and (iii) the activities of Diana Containerships to Diana Containerships. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of the Partial Spin-Off to U.S. Holders

The distribution of Diana Containerships Shares or cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for United States federal income tax purposes.  The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Diana Containerships Shares received by a U.S. Holder and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder.  You should treat the effective date of the partial spin-off as the date of the dividend.

A U.S. Holder's basis for federal income tax purposes in the Diana Containerships Shares received in the partial spin-off will be equal to the fair market value of such shares on the date of the partial spin-off.  A U.S. Holder's holding period for federal income tax purposes in the Diana Containerships Shares will begin on the day of the partial spin-off.

The distribution of Diana Containerships Shares or cash in lieu thereof to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") may be treated as "qualified dividend income" taxable at a maximum rate of 15% to such holder if the U.S. Individual Holder has held his Diana Shipping common shares on which the distribution is made for more than 60 days during the 121-day period beginning 60 days before the Diana Shipping common shares becomes ex-dividend, on January 19, 2011, with respect to the partial spin-off.

The distribution of Diana Containerships Shares or cash in lieu thereof will be treated as ordinary income to a U.S. Holder of Diana Shipping shares, if such distribution is not treated as "qualified dividend income."

Taxation of Diana Containerships Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Diana Containerships is not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, it is anticipated that the gross U.S.-source shipping income of Diana Containerships would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, Diana Containerships will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

•	it is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States ("United States corporations"); and

•	either:

o	more than 50% of the value of its common stock is owned, directly or indirectly, by "qualified shareholders," as described in more detail below, which we refer to as the "50% Ownership Test," or

o
its common stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to U.S. corporations or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, the jurisdiction where Diana Containerships and each of its subsidiaries is incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, Diana Containerships will be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Prior to the partial spin-off, Diana Containerships believes that it satisfied the 50% Ownership Test.  After the partial spin-off, Diana Containerships does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test.  The ability of Diana Containerships to satisfy the Publicly-Traded Test is discussed below.

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After the partial spin-off, the common shares of Diana Containerships, which constitute its sole class of issued and outstanding shares, will be "primarily traded" on the Nasdaq Global Market.

Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." After the partial spin-off, the common shares of Diana Containerships will be listed on the Nasdaq Global Market and, therefore, we have been advised that Diana Containerships expects to satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with the common shares of Diana Containerships, such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5 Percent Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of a foreign corporation's common stock, or "5% Shareholders," the regulations permit a foreign corporation to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission, as owning 5% or more of its common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if a foreign corporation can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the foreign corporation's common stock for more than half the number of days during the taxable year.

After the partial spin-off is completed, Diana Containerships should be able to satisfy the Publicly-Traded Test and should not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond the control of Diana Containerships that could cause it to lose the benefit of the Section 883 exemption. For example, there is a risk that Diana Containerships could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares were to own 50% or more of its outstanding common shares on more than half the days of the taxable year.

Under the regulations, if Diana Containerships does not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule, Diana Containerships would have to satisfy certain substantiation requirements regarding the identity of its shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that Diana Containerships would be able to satisfy them.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, the U.S.-source shipping income of Diana Containerships, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income of Diana Containerships would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code exemption are unavailable and the U.S.-source shipping income of Diana Containerships is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, Diana Containerships may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

The U.S.-source shipping income of Diana Containerships would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	Diana Containerships has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of the U.S.-source shipping income of Diana Containerships is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).

It is not anticipated that Diana Containerships will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the shipping operations and other activities of Diana Containerships, it is not anticipated that any of the U.S.-source shipping income of Diana Containerships will be "effectively connected" with the conduct of a U.S. trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

Regardless of whether Diana Containerships qualifies for exemption under Section 883 of the Code, it will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Diana Containerships will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of the common stock of Diana Containerships that is an individual United States citizen or resident, a United States corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds common stock of Diana Containerships, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the passive foreign investment company ("PFIC") rules below, distributions made by Diana Containerships with respect to its common stock (other than certain pro-rata distributions of its common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of its current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the current and accumulated earnings and profits of Diana Containerships will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Diana Containerships is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions received from Diana Containerships. Dividends paid with respect to the common stock of Diana Containerships will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on the common stock of Diana Containerships to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through taxable years beginning on or before December 31, 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which the common stock of Diana Containerships will be traded after the completion of the partial spin-off); (2) Diana Containerships is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the common stock of Diana Containerships for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any distributions out of earnings and profits paid by Diana Containerships which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by Diana Containerships in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis (or fair market value in certain circumstances) in a share of the common stock of Diana Containerships. If Diana Containerships pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the common stock of Diana Containerships in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock.  A U.S. Holder's tax basis in the common stock generally will equal the U.S. Holder's tax basis of the shares received in the partial spin-off (as discussed above) less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, Diana Containerships will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds common stock of Diana Containerships, either:

•
at least 75% of the gross income of Diana Containerships for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

•	at least 50% of the average value of the assets of Diana Containerships during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

Diana Containerships will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by Diana Containerships in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless Diana Containerships were treated under specific rules as deriving its rental income in the active conduct of a trade or business.

The status of Diana Containerships as a PFIC will depend upon the operations of its vessels.  Therefore, Diana Containerships can give no assurances as to whether it will be a PFIC with respect to any taxable year. In making the determination as to whether Diana Containerships is a PFIC, we have been advised that Diana Containerships intends to treat the gross income it derives or is deemed to derive from the time chartering and voyage chartering activities of itself or any of its wholly owned subsidiaries as services income, rather than rental income. Correspondingly, in the opinion of Seward & Kissel LLP, such income should not constitute passive income, and the assets that Diana Containerships or its wholly owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether Diana Containerships is a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the opinion of Seward & Kissel LLP. On the other hand, any income Diana Containerships derives from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if Diana Containerships were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat Diana Containerships as a "Qualified Electing Fund," which election we refer to as a "QEF election" or a "mark-to-market" election. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the ordinary earnings and net capital gain of Diana Containerships, if any, for the taxable year of Diana Containerships that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from Diana Containerships by the Electing Holder. The Electing Holder's adjusted tax basis in his Diana Containerships common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common stock of Diana Containerships. A U.S. Holder would make a QEF election with respect to any year that Diana Containerships is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, Diana Containerships will determine whether it was a PFIC for such taxable year. If Diana Containerships determines or otherwise become aware that it is a PFIC for any taxable year, it will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a "Mark-to-Market" Election. Alternatively, if Diana Containerships were to be treated as a PFIC for any taxable year and, as is anticipated to be the case after the partial spin-off, its shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election. Finally, if Diana Containerships were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds the common stock and during which Diana Containerships is treated as PFIC or a "mark-to-market" election, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders' aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before Diana Containerships became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock. In addition, if a Non-Electing Holder who is an individual dies while owning the common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of the Partial Spin-Off and Ownership of Diana Containerships Shares to Non-U.S. Holders

A beneficial owner of the common stock of Diana Containerships (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on (i) the receipt of Diana Containerships Shares or cash in lieu thereof or (ii) the receipt of dividends from Diana Containerships with respect to its common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the common stock of Diana Containerships, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock through a United States office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Diana Containerships has made submissions to the Commission which may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Diana Containerships will furnish holders of common shares with annual reports containing audited financial statements and a report by its independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," Diana Containerships will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under Nasdaq Global Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," Diana Containerships will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

LEGAL MATTERS

Certain legal matters in connection with the partial spin-off are being passed upon by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The balance sheet of Diana Containerships Inc. as of January 7, 2010 included in this information statement has been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent registered public accounting firm, as set forth in their report appearing herein.

NOTICE TO SHAREHOLDERS

You should rely only on the information contained in this information statement.  We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the front cover of this information statement.

DIANA CONTAINERSHIPS INC.

*These financial statements as of January 7, 2010 (date of incorporation) do not include statements of operations, cash flows and statement of changes in shareholder's equity as the Company had not commenced operations. Refer to Note 1 to the accompanying notes to the Opening Balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of DIANA CONTAINERSHIPS INC.

We have audited the accompanying balance sheet of Diana Containerships Inc. as of January 7, 2010. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Diana Containerships Inc. at January 7, 2010, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

January 13, 2010

(except for Notes 4 (a) through 4(e), as to which the date is May 6, 2010; Note 4(f), as to which the date is June 28, 2010; Note 4(h), as to which the date is August 2, 2010; and Notes 4(g) and 4(i), as to which the date is September 7, 2010)

Diana Containerships Inc.
(a development stage enterprise)

Balance Sheet January 7, 2010 (inception date)
(Expressed in U.S. Dollars)

ASSETS
Cash	$500

Total assets	$500

SHAREHOLDER'S EQUITY:
Common shares, $0.01 par value; 500 shares authorized, issued and outstanding.	$5
Additional paid-in capital	495

Total shareholder's equity	$500

The accompanying notes are an integral part of this balance sheet.

Diana Containerships Inc.
(a development stage enterprise)

Notes to Balance Sheet January 7, 2010 (inception date)
(Expressed in United States Dollars)

1. General Information:

Diana Containerships Inc. (the "Company"), a development stage enterprise, was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act and until the date of its initial funding by its sole stockholder as discussed in Note 3 had no activities. The Company plans to engage in the seaborne transportation industry, initially, through the ownership and operation of containerships. The Company has not commenced operations, and therefore other than the capital contribution of $500 made by Diana Shipping Inc. has no assets and liabilities and has not generated any revenues from its planned principal operations since inception and, accordingly, is considered to be in the development stage as defined in Statement of Financial Accounting Standards Codification 915 "Development Stage Companies". The Company's expected fiscal year end will be on December 31.

2. Significant Accounting Policies:

The accompanying balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. As the Company has not commenced its planned principal operations, significant accounting policies have not been selected as of the balance sheet date, except for:

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

3. Common Shares:

The Company's authorized share capital consists of 500 common shares, par value $0.01 per share. On January 7, 2010, the Company issued 500 common shares at their par value to one shareholder.

4. Subsequent Events:
(a)
On April 6, 2010, the Company sold 5,892,330 shares of common stock in a private offering pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended (the "Offering"), of which 3,333,333 common shares were acquired by Diana Shipping Inc., a related party and controlling shareholder of the Company. The net proceeds of the private offering amounted to $85,280,896 of which $50,000,000 were invested by Diana Shipping Inc.

(b)
Effective upon the closing of the private offering discussed under (a) above, the Company's Articles of Incorporation and By-laws were amended and restated and its authorized share capital increased to 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

(c)
In March 2010, the Company entered into Consultancy Agreements with companies controlled by its executive officers for the services to be provided by them, with an effective date of January 7, 2010. The aggregate annual consulting fee for the executive officers is $1,040,000 and will increase to $1,300,000 following the completion of an initial public offering.

(d)
On April 6, 2010, the Company adopted an equity incentive plan and reserved a total of 392,198 common shares for issuance thereunder, of which 213,331 common shares of restricted stock with a grant date fair value of $3,199,965 were issued to the Company's executive officers, subject to applicable vesting as follows: (i) 25% vested on May 6, 2010; and (ii) the remaining shares vest ratably over three years by one-third each year.

(e)
On April 6, 2010, the Company entered into an Administrative Services Agreement with Diana Shipping Services S.A. for a monthly fee of $10,000 and intends to enter into a Vessel Management Agreement with Diana Shipping Services S.A. for any vessel the Company agrees to acquire. The Company will pay a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels.

(f)
On June 1, 2010, the Company terminated the Consultancy Agreements it had entered into with companies controlled by its executives and the services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement.  DSS has appointed Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing services to the Company for the same amount ($1,040,000 per year to increase to $1,300,000 following the completion of an initial public offering).

(g)
On June 8, 2010, the Company, through its newly established wholly owned subsidiaries Likiep Shipping Company Inc., and Orangina Inc., entered into two Memoranda of Agreement for the purchase of two newbuilding containership vessels, Hull 558 (named Sagitta) and Hull 559 (named Centaurus) from a third-party seller, each with a carrying capacity of approximately 3,400 TEU, for a purchase price of Euro 37.3 million per ship (or $44.5 million based on the Euro/Dollar exchange rate on June 8, 2010). On the same date the newly established subsidiaries entered into Vessel Management Agreements with DSS. On June 11, 2010, the Company paid a deposit of Euro 3,730,000 (or $4.5 million) for each vessel. The remaining purchase price of vessel Sagitta of Euro 33,570,000 or $41,123,075 (by using the exchange rate of Euro/US$ on the date of payment) was paid on June 29, 2010, when the vessel was delivered. On July 9, 2010 vessel Centaurus was delivered and the Company paid the remaining purchase price of Euro 33,570,000 or $42,697,430 (by using the exchange rate of Euro/US$ on the date of payment). The Company has entered into a charter for Sagitta with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months at a gross daily rate of $16,000. The Company has entered into a time charter for Centaurus with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400, and upon expiration of this time-charter the vessel was chartered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days at a gross daily rate of $20,000.

(h)
On July 7, 2010, the Company, through Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40,000,000. The loan is available till July 31, 2011 in two advances for each vessel with each advance not exceeding the lower of $10m and the 25% of the market value of the ship relevant to it. The repayment of the loan will be made in 24 quarterly installments of $165,000 for each advance and a balloon of $6,040,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $400,000 was paid on signing the facility agreement. The loan bears also commitment fees of 0.96% per annum, on any undrawn portion.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee, manager's undertakings and a swap assignment. The lender may also require additional security in the future in the event the Company is in breach of certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, a consolidated leverage ratio of not more than 70%, as well as minimum requirements regarding hull cover ratio (vessels' market values at least 125% of the aggregate of the loan) and minimum liquidity of 4% of the funded debt. Furthermore, the Company is not permitted to pay any dividends that would result to an event of default.

On July 9, 2010, the Company drew down two advances of $10,000,000 each under the loan agreement with DnB, to partly finance the acquisition cost of Sagitta and Centaurus.

(i)
On August 2, 2010, we entered into a stockholders rights agreement (the "Stockholders Rights Agreement"), with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of our common stock includes one right (the "Right") that will entitle the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Consolidated Balance Sheet as at June 30, 2010 (Unaudited)
(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$34,583,321
Accounts receivable, trade, net	342,343
Inventories	297,379
Prepaid expenses	230,293

Total current assets	35,453,336

FIXED ASSETS:
Advances for vessel acquisitions and other vessel costs (Note 4)	4,531,915

Vessels (Note 5)	45,936,779
Accumulated depreciation (Note 5)	(7,886)
Net book value	45,928,893

Total fixed assets	50,460,808

Total assets	$85,914,144

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
Accounts payable trade and other	$1,000,724
Accrued liabilities	382,953
Due to related parties (Note 3)	255,747
Total current liabilities	1,639,424

SHAREHOLDERS' EQUITY:
Common shares, $0.01 par value; 500,000,000 shares authorized; 6,106,161 issued and outstanding (Note 8)	61,062
Additional paid-in capital (Note 8)	86,148,734
Accumulated Deficit	(1,935,076)
Total shareholder's equity	84,274,720

Total liabilities and shareholder's equity	$85,914,144

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Unaudited Consolidated Statement of Income for the period from January 7, 2010 (date of inception) through June 30, 2010
(Expressed in U.S. Dollars)

REVENUES:
Voyage and time charter revenues	$1,322

EXPENSES:

Voyage expenses	(25,114)
Vessel operating expenses	(375,549)
Depreciation	(7,886)
Management fees	(23,000)
General administrative expenses (Notes 3 and 7)	(1,789,977)
Foreign currency gains	242,490

Operating loss	$(1,977,714)
OTHER INCOME

Interest income	42,638

Net loss	$(1,935,076)

Loss per common share, basic and diluted	$(0.67)

Weighted average number of common shares, basic and diluted	2,875,722

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Unaudited Consolidated Statement of Shareholders' Equity for the period from January 7, 2010 (date of inception) through June 30, 2010
(Expressed in U.S. Dollars)

		Common Stock		Additional
	Comprehensive	# of	Par	Paid-in	Accumulated
	Loss	Shares	Value	Capital	Deficit	Total

- Net loss	(1,935,076)	-	-	-	(1,935,076)	(1,935,076)
- Issuance of common stock at $1.0 per share		500	5	495	-	500
- Issuance of common stock at $15.0 per share, net of issuance costs		5,892,330	58,924	85,221,972	-	85,280,896
- Issuance of restricted common stock, at $15.0 per share		213,331	2,133	926,267	-	928,400
Comprehensive Loss	$(1,935,076)

BALANCE, June 30, 2010		6,106,161	$61,062	$86,148,734	$(1,935,076)	$84,274,720

	The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Unaudited Consolidated Statement of Cash Flows for the period from January 7, 2010 (date of inception) through June 30, 2010
(Expressed in U.S. Dollars)

Net loss	$(1,935,076)

Adjustments to reconcile net income to net cash from operating activities:
Depreciation	7,886
Effect of exchange rate changes on cash	(241,589)
Issuance of restricted common stock at $15.0 per share	928,400
(Increase) Decrease in:
Accounts receivable, trade	(342,343)
Inventories	(297,379)
Prepaid Expenses	(230,293)
Increase (Decrease) in:
Accounts payable, trade and other	1,000,724
Accrued liabilities	382,953
Due to related parties	255,747

Net Cash used in Operating Activities	(470,970)

Cash Flows used in Investing Activities:
Advances for vessel acquisitions and other vessel costs	(4,531,915)
Vessel acquisitions and other vessel costs	(45,936,779)
Net Cash used in Investing Activities	(50,468,694)

Cash Flows from Financing Activities:
Issuance of common stock, net of issuance costs	85,281,396
Net Cash from Financing Activities	85,281,396

Effect of exchange rate changes on cash	241,589

Net increase in cash and cash equivalents	34,583,321

Cash and cash equivalents at end of period	$34,583,321

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

1.   General Information

Diana Containerships Inc. (the "Company"), a development stage enterprise, was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. In April 2010, the Company's articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company's authorized share capital increased from 500 common shares to 500.0 million of common shares at par value $0.01 and 25.0 million of preferred shares at par value $0.01. On April 6, 2010, the Company completed a private offering under rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, the net proceeds of which amounted to $85,280,896.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the period presented. Operating results for the period from January 7, 2010 (date of inception) through June 30, 2010 are not necessarily indicative of the results that might be expected for the period ending December 31, 2010.

As at June 30, 2010, the Company had commenced operations and had started to generate revenues from its planned principal operations. The Company is considered to be in the development stage as defined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915 "Development Stage Companies", as revenues generated from its planned principal operations are insignificant.

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010 (Note 5).

(b)
Orangina Inc. ("Orangina"), in June 2010, entered into a memorandum of agreement with a third party company for the acquisition of a 3,426 TEU capacity, newbuilding container vessel Hull 559, "Centaurus", which was delivered on  July 9, 2010 (Notes 4 and 11).

2.  Significant Accounting Policies

(a)
Preparation of financial statements: The accompanying financial statements have been prepared in accordance with U.S. GAAP and include the accounts of Diana Containerships Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany transactions have been eliminated upon consolidation.

(b)
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)
Other Comprehensive Income: The Company follows the provisions of Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income/(loss) and, accordingly for the period ended June 30, 2010 comprehensive loss equals net loss.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company intends to operate its vessels in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of income.

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)
Accounts Receivable, Trade, net: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(g)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when the vessel operates under freight charter or when on the cut-off date a vessel has been redelivered by its previous charterers and / or has not yet been delivered to the new ones, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(h)
Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard (initial repairs, improvements, delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

(i)
Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard, which the Company believes is also consistent with that of other shipping companies. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value. Furthermore, the residual values of the vessels is $200 per light-weight ton. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life will be adjusted at the date such regulations are adopted.

(j)
Impairment of Long-Lived Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the currying amount of a vessel may not be recoverable. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

When testing for impairment the Company determines future undiscounted net operating cash flows for each vessel and compares them to the vessel's carrying value. The future undiscounted net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's expectations for future fleet utilization under its current fleet deployment strategy.

(k)
Accounting for Revenues and Expenses: Revenues are generated from charter agreements. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable at the reporting date. Revenues from time charter agreements providing for varying annual rates over their term will be accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner will be recognized in the period earned. Deferred revenue will include cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which will be accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of second hand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as revenues are earned.

(l)
Loss per Common Share: Basic losses per common share are computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(m)
Accounting for Dry-Docking Costs: The Company will follow the deferral method of accounting for dry-docking costs whereby actual costs incurred will be deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold will be written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(n)
Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company will initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

(o)
Variable Interest Entities: ASC 850-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.

3. Transactions with Related Parties

Diana Shipping Services S.A. ("DSS" or the "Manager"): DSS, a wholly owned subsidiary of Diana Shipping Inc. (or "DSI"), the Company's principal shareholder, provides (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10,000; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040,000 (to increase to $1,300,000 following the completion of an initial public offering); (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company pays a commission of 1% of the gross charterhire and freight earned by each vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels.

For the period from January 7, 2010 (date of inception) through June 30, 2010, management fees under the Vessel Management Agreements amounted to $23,000 and are included in Management fees in the accompanying consolidated statement of income.

For the period from January 7, 2010 (date of inception) through June 30, 2010, administrative expenses and brokerage services amounted to $28,000 and $86,667, respectively, and are included in General and administrative expenses in the accompanying consolidated statement of income. As at June 30, 2010, an amount of $209,911 was due to DSS, for payments made by DSS on behalf of the Company, and is included in Due to related parties in the accompanying consolidated balance sheet while an amount of $173,333, representing a prepayment made to Diana Enterprises for brokerage services, is included in prepaid expenses in the accompanying consolidated balance sheet.

4. Advances for Vessels Construction and Acquisition and Other Vessel Costs

On June 8, 2010 the Company, through its wholly owned subsidiary Orangina Inc., entered into a memorandum of agreement with a third party company, to acquire Hull 559, named Centaurus, for the purchase price of Euro 37.3 million. On June 11, 2010, the Company paid  Euro 3.73 million, or $4,528,238 (by using the exchange rate of Euro/US$ on the date of payment), representing an advance of 10% of the purchase price. The balance of the purchase price was paid on July 9, 2010 when the vessel was delivered (Note 11). Other related costs included in the accompanying consolidated balance sheet amount to $3,678.

5. Vessels

On June 8, 2010 the Company, through its wholly owned subsidiary Likiep Shipping Company Inc., entered into a memorandum of agreement with a third party company, to acquire Hull 558, named Sagitta for the purchase price of Euro 37.3 million. On June 11, 2010, the Company paid Euro 3.73 million, or $4,528,238 (by using the exchange rate of Euro/US$ on the date of payment), representing an advance of 10% of the purchase price as per the relevant agreement. The balance of the acquisition cost of Euro 33,570,000, or $41,123,075 (by using the exchange rate of Euro/US$ on the date of payment) was paid on June 29, 2010, when the vessel was delivered. The total cost of the vessel was $45,936,779 including $285,466 of additional costs incurred to bring the vessel to operating condition.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

	Vessel Cost	Accumulated Depreciation	Net Book Value

- Acquisition and other vessel costs	45,936,779	-	45,936,779
- Depreciation for the year	-	(7,886)	(7,886)
Balance, June 30, 2010	45,936,779	(7,886)	45,928,893

As of June 30, 2010, the vessel was operating under a time charter agreement expiring between April and July 2011 at a gross daily rate of $16,000.

6.	Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

7.  Consultancy Agreements

On March 29, 2010, the Company entered into consultancy agreements with companies controlled by its executive officers for the services to be provided by them, with an effective date of January 7, 2010. The aggregate annual consulting fee for the executive officers was $1,040,000 (to increase to $1,300,000 following the completion of an initial public offering).

On June 1, 2010, the Company terminated the Consultancy Agreements it had entered into with companies controlled by its executives and the services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement.  For the period from January 7, 2010 (date of inception) through June 1, 2010, consultancy fees amounted $418,889, and are included in General and administrative expenses in the accompanying consolidated statement of income.

8.  Change in capital accounts

(a)
On April 6, 2010, the Company sold 5,892,330 shares of common stock in a private offering pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended (the "Offering"), of which 3,333,333 common shares were acquired by Diana Shipping Inc., a related party and controlling shareholder of the Company. The net proceeds of the private offering amounted to $85,280,896 of which $50,000,000 related to purchases of the Company's shares by Diana Shipping Inc. Effective upon the closing of the private offering, the Company's Articles of Incorporation and By-laws were amended and restated, and its authorized share capital increased to 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

(b)
On April 6, 2010, the Company adopted an equity incentive plan and reserved a total of 392,198 common shares for issuance, of which 213,331 common shares of restricted stock with a grant date fair value of $3,199,965 were issued to the Company's executive officers, subject to applicable vesting as follows: (i) 25% vested on May 6, 2010; and (ii) the remaining shares vest ratably over three years by one-third each year.

The aggregate compensation cost is being recognized ratably in the consolidated statement of income over the respective vesting periods. During the period from January 7, 2010 (date of inception) through June 30, 2010, an amount of $928,400 was recognized in General and administrative expenses. At June 30, 2010, the total unrecognized cost relating to restricted share awards was $2,271,565; 53,335 were vested, and the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 3 years.

9.	Loss per Share

All shares issued (including the restricted shares issued under the Company's equity incentive plan) are the Company's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings/loss per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. The Company has not declared any dividends through the period ended June 30, 2010.

For the period ended June 30, 2010, the weighted average number of diluted shares outstanding would have included 4,284 shares, being the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding.  However, as the Company incurred losses from continuing operations in the period, the effect of such incremental shares would be anti-dilutive and therefore, basic and diluted losses per share are the same amount.

10.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.

DIANA CONTAINERSHIPS INC.
(a development stage enterprise)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in US Dollars)

11.  Subsequent Events

(a)
Loan agreement: On July 7, 2010, the Company, through Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40,000,000. The loan is available till July 31, 2011 in two advances for each vessel with each advance not exceeding the lower of $10m and the 25% of the market value of the ship relevant to it. The repayment of the loan will be made in 24 quarterly instalments of $165,000 for each advance and a balloon of $6,040,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 2.40% per annum.  An arrangement fee of $400,000 was paid on signing the facility agreement. The loan bears also commitment fees of 0.96% per annum, on any undrawn portion.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee, manager's undertakings and a swap assignment. The lender may also require additional security in the future in the event the Company is in breach of certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, a consolidated leverage ratio of not more than 70%, as well as minimum requirements regarding hull cover ratio (vessels' market values at least 125% of the aggregate of the loan) and minimum liquidity of 4% of the funded debt. Furthermore, the Company is not permitted to pay any dividends that would result to an event of default.

(b)
Vessel delivery and loan drawdown: On July 9, 2010, the Company took delivery of Hull 599, or Centaurus, for a total cost of $47,225,667. On the same date, the Company drew down two advances of $10,000,000 each from the loan facility described in (a) above, to partly finance the acquisition cost of Sagitta and Centaurus.

(c)
Stockholders Rights Agreement:  On August 2, 2010, we entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with  Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of our common stock includes one right (the "Right") that will entitle the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

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